                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM S-4 EF
             Registration Statement Under the Securities Act of 1933

                           UNITED SECURITY BANCSHARES
             (Exact Name of Registrant as Specified in Its Charter)

       CALIFORNIA                          6021                  91-2112732
-------------------------------  -------------------------   -------------------
(State or Other Jurisdiction of       (Primary Standard      (I.R.S. Employer
Incorporation or Organization)   Industrial Classification   Identification No.)
                                       Code Number)

          1525 EAST SHAW AVENUE, FRESNO, CALIFORNIA 93710, (559) 248-4944
          ---------------------------------------------------------------
           (Address and Telephone Number of Principal Executive Offices)

                 1525 EAST SHAW AVENUE, FRESNO, CALIFORNIA 93710
                 -----------------------------------------------
                    (Address of Principal Place of Business)

                        DENNIS R. WOODS, PRESIDENT & CEO
         1525 EAST SHAW AVENUE, FRESNO, CALIFORNIA 93710, (559) 248-4944
         ---------------------------------------------------------------
               (Name, Address and Telephone of Agent for Service)

                                    Copy to:
          Laura Dean-Richardson, Esq., Gary Steven Findley & Associates
      1470 North Hundley Street, Anaheim, California 92806, (714) 630-7136

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |X|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _________________________.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _________________________.

                         CALCULATION OF REGISTRATION FEE

================================================================================
                                      Proposed     Proposed
                                      Maximum      Maximum
Title of each Class                   Offering     Aggregate
of Securities to     Amount to be     Price        Offering     Amount of
be Registered        Registered(1)    Per Unit     Price(2)     Registration Fee
--------------------------------------------------------------------------------
Common stock(1)      5,489,948        $16.75       $91,956,629  $22,989.16
(No Par Value)
================================================================================

(1) Represents the maximum number of shares of the Registrant's common stock to be issued in connection with the reorganization described herein.

(2) Estimated pursuant to Rule 457(f)(1) solely for the purpose of calculating the registration fee based on the market value of the securities to be received by the Registrant as determined on March 30, 2001.

                              United Security Bank

                                 April 24, 2001

Dear Shareholder:

      You are cordially invited to attend the annual meeting of shareholders of United Security Bank, which will be held at United Security Bank's head office located at 2151 West Shaw Avenue, Fresno, California, on May 16, 2001 at 7:00 p.m. At this annual meeting, shareholders will be asked to elect nine directors for the next year and to vote on a plan of reorganization and merger agreement dated April __, 2001, which details the reorganization of United Security Bank and the formation of a bank holding company. Following the reorganization, United Security Bank will become a wholly-owned subsidiary of a new holding company, United Security Bancshares. In the reorganization, all of the shareholders of United Security Bank will become shareholders of United Security Bancshares. The reorganization is subject to certain conditions including shareholder and regulatory approvals.

      United Security Bank is requesting your proxy to vote in favor of all of the nominees for election as directors and in favor of the plan of reorganization and merger agreement. As part of the reorganization, each share of United Security Bank common stock will be exchanged for one share of United Security Bancshares common stock. The Board of Directors of United Security Bank recommends that you vote "FOR" the election of each of the nominees and "FOR" approval of the plan of reorganization and merger agreement. The plan of reorganization and merger agreement is attached as Exhibit A to the proxy statement/prospectus.

      The proxy statement/prospectus contains information about each of the nominees for directors and about United Security Bancshares and United Security Bank and describes the conditions upon which the proposed reorganization will occur. A majority of the outstanding shares of United Security Bank's common stock must vote "FOR" approval of the plan of reorganization and merger agreement, so we urge you to cast your vote.

      To ensure that your vote is represented at this important meeting, please sign, date and return the proxy card in the enclosed envelope as promptly as possible.

                                          Sincerely,


                                          Dennis R. Woods
                                          President and Chief Executive Officer

      Neither the Securities and Exchange Commission nor any state securities regulators have approved either the reorganization described in this proxy statement/prospectus or the United Security Bancshares common stock to be issued in the reorganization, nor have they determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

          The date of this proxy statement/prospectus is April __, 2001

                    Notice of Annual Meeting of Shareholders

                              United Security Bank

To: The Shareholders of
    United Security Bank

      Notice is hereby given that, pursuant to its Bylaws and the call of its Board of Directors, the annual meeting of shareholders of United Security Bank will be held at its head office located at 2151 West Shaw Avenue, Fresno, California, on Wednesday, May 16, 2001 at 7:00 p.m., for the purpose of considering and voting upon the following matters:

1. Election of Directors. To elect nine (9) persons to serve as directors of the Bank until their successors are duly elected and qualified.

            Robert G. Bitter, Pharm. D.         Walter Reinhard
            Stanley J. Cavalla                  John Terzian
            Tom Ellithorpe                      Bobbi Thomason
            Ronnie D. Miller                    Dennis R. Woods
            Mike Munoz, Jr.

2. Approval of the Plan of Reorganization and Merger Agreement. To approve the Plan of Reorganization and Merger Agreement dated April __, 2001, attached as Exhibit A.

3. Transaction of Other Business. To transact such other business as may properly come before the meeting and any adjournment or adjournments thereof.

      The plan of reorganization and merger agreement sets forth the terms of the reorganization of United Security Bank into a wholly-owned subsidiary of a newly formed holding company, United Security Bancshares. As a result, all shareholders of United Security Bank will receive for their shares of United Security Bank's common stock an equal number of shares of United Security Bancshares' common stock. These transactions are more fully described in the enclosed proxy statement/prospectus, and in the plan of reorganization and merger agreement which is attached as Exhibit A to the proxy statement/prospectus.

      The Board of Directors has fixed the close of business on March 20, 2001 as the record date for determination of shareholders entitled to notice of, and the right to vote at, the meeting.

      Section 2.12 of Article II of the Bylaws sets forth the nomination procedure for nominations of directors. Section 2.12 provides:

      Nominations for election of members of the board of directors may be made by the board of directors or by any shareholder of any outstanding class of capital stock of the corporation entitled to vote for the election of directors. Notice of intention to make any nominations (other than for persons named in the notice of the meeting at which such nomination is to be made) shall be made in writing and shall be delivered or mailed to the president of the corporation by the later of: the close of business twenty-one (21) days prior to any meeting of shareholders called for the election of directors, or ten (10) days after the date of mailing notice of the meeting to shareholders. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of capital stock of the corporation owned by each proposed nominee; (d) the name and residence address of the notifying shareholder; (e) the number of shares of capital stock of the corporation owned by the notifying shareholder; and (f) the written consent of the proposed nominee, a copy of which shall be furnished with the notification, and whether the proposed nominee has ever been convicted of or pleaded nolo contendere to any criminal offense involving dishonesty or breach of trust, filed a petition in bankruptcy, or been adjudged bankrupt. The notice shall be signed by the nominating shareholder and by the nominee. Nominations not made in accordance herewith shall be disregarded by the chairman of the meeting, and upon his or her instruction, the inspectors of election shall disregard all votes cast for each such nominee.

      Since the affirmative vote of shareholders holding not less than a majority of the outstanding shares of United Security Bank's common stock is required to ratify and confirm the plan of reorganization and merger agreement, it is essential that all shareholders vote. You are urged to vote in favor of the proposals by signing and returning the enclosed proxy as promptly as possible, whether or not you plan to attend the meeting in person. If you do attend the meeting you may then withdraw your proxy. The proxy may be revoked at any time prior to its exercise.

                                        By Order of the Board of Directors

Dated: April 24, 2001                   ________________________________________
                                        Robert G. Bitter, Secretary

                     Proxy Statement of United Security Bank
                    Prospectus of United Security Bancshares

      United Security Bank is providing this proxy statement of United Security Bank and prospectus of United Security Bancshares to shareholders of United Security Bank in connection with the annual meeting of shareholders of United Security Bank to be held at 2151 West Shaw Avenue, Fresno, California on May 16, 2001 at 7:00 p.m.

      Shareholders of United Security Bank will elect nine directors for the ensuing year and vote upon a proposal to approve the principal terms of the Plan of Reorganization and Merger Agreement dated April _, 2001. Under the plan of reorganization and merger agreement, shareholders of United Security Bank will receive shares of United Security Bancshares' common stock for their shares of United Security Bank's common stock. After the reorganization, United Security Bank will be the sole wholly-owned subsidiary of United Security Bancshares, and shareholders of United Security Bank immediately before the reorganization will maintain their proportional interest in United Security Bancshares immediately after the reorganization.

      You should rely only on the information contained in this proxy statement/prospectus or other information referred to in this document. Neither United Security Bank nor United Security Bancshares has authorized anyone to provide you with different or other information. This proxy statement/prospectus is dated April __, 2001. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of shares of United Security Bancshares in the reorganization shall create any implication to the contrary.

                           Proxy Statement/Prospectus

                                Table of Contents

                                                                            Page
                                                                            ----

Summary of Proxy Statement.....................................................1

Introduction...................................................................4

Revocability of Proxies........................................................4

Persons Making The Solicitation................................................5

Voting Securities..............................................................5

Shareholdings of Certain Beneficial Owners And Management......................6

Bank Holding Company Reorganization And Merger
      Between United Security Bank and USB Merger Company......................8
      General..................................................................8
      Recommendation of Directors..............................................8
      Reasons for the Reorganization: Benefits of the Use of Holding
            Company Form to the Shareholders of United Security Bank...........8
      Description of the Reorganization and Merger
            between United Security Bank and USB Merger Company................9
      Ratification and Approval of the Plan of Reorganization and
            Merger Agreement: Effective Date..................................10
      Federal Income Tax Consequences.........................................11
      Comparison of United Security Bank and United Security Bancshares:
            Analysis of Corporate Structures..................................12
      Authorized and Outstanding Stock........................................13
      Voting Rights...........................................................13
      Dividend Rights.........................................................14
      Assessment of Shares....................................................15
      Liquidation Rights......................................................15
      Preemptive Rights.......................................................15
      Directors...............................................................15
      Rights of Dissenting Shareholders of United Security Bank...............16
      Corporate Operation and Management......................................16

                           Proxy Statement/Prospectus

                                Table of Contents

                                                                            Page
                                                                            ----

Operations Under United Security Bancshares...................................17
      Organization............................................................17
      Management and Directors of United Security Bancshares..................17
      Supervision and Regulation of United Security Bancshares................18
      Indemnification of United Security Bancshares'
            Directors and Officers............................................20

USB Merger Company............................................................21
      General Background......................................................21
      Initial Capitalization..................................................21

United Security Bank..........................................................22
      General.................................................................22
      Bank Services...........................................................22
      Employees...............................................................23
      Properties..............................................................23
      Legal Proceedings.......................................................24
      Competition.............................................................24
      Supervision and Regulation of United Security Bank......................25
      Capital Ratios..........................................................30

Selected Financial Information................................................31

Price Range of United Security Bank's Common Stock............................32

Dividends.....................................................................33

Unaudited Pro Forma Capitalization............................................34

Financial Statements and Related Matters......................................35

Management of United Security Bank............................................36
      Directors and Executive Officers........................................36
      The Board of Directors and Committees...................................37
      Compensation of Directors and Executive Officers........................43

Independent Accountants.......................................................50

Shareholder Proposals.........................................................50

                           Proxy Statement/Prospectus

                                Table of Contents

                                                                            Page
                                                                            ----

Certain Transactions..........................................................50

Other Matters.................................................................51

Legal Matters.................................................................51

Exhibit A: Plan of Reorganization and Merger Agreement.......................A-1

Exhibit B: Audit Committee Charter...........................................B-1

                      Summary of Proxy Statement/Prospectus

      This summary is qualified in its entirety by the more detailed information appearing elsewhere in this proxy statement/prospectus.

      United Security Bank incorporated United Security Bancshares under California law for the purpose of becoming the holding company for United Security Bank. Upon completion of the reorganization as described in the Plan of Reorganization and Merger Agreement dated April _, 2001, attached to this proxy statement/prospectus as Exhibit A, the business activities of United Security Bancshares will initially consist solely of the operation of United Security Bank as a wholly-owned bank subsidiary. It is possible that in the future United Security Bancshares may acquire or commence additional businesses; however, no specific acquisitions or new business activities are currently planned.

      After the reorganization, United Security Bank will continue its current business and operations as a California state-chartered bank under its current existing name. The existing charter and bylaws of United Security Bank will not be substantially affected by the reorganization. See "Bank Holding Company Reorganization and Merger Between United Security Bank and USB Merger Company."

      The principal executive offices of United Security Bank are located at 2151 West Shaw Avenue, Fresno, California 93711, and the telephone number is
(559) 225-0101. The principal executive offices of United Security Bancshares are located at 1525 East Shaw Avenue, Fresno, California 93710, and the telephone number is (559) 248-4944.

Description of the            United Security Bancshares will become the
 Reorganization               holding company for United Security Bank. Under
                              the plan of reorganization and merger agreement, United Security Bank organized USB Merger Company as a wholly-owned subsidiary of United Security
                              Bancshares. United Security Bank will be merged with USB Merger Company with United Security Bank as the surviving corporation. The shareholders of United Security Bank will receive shares of United
                              Security Bancshares' common stock on a one-for-one basis for their shares of United Security Bank's common stock. The shareholders of United Security
                              Bank will then become the sole shareholders of United Security Bancshares in its form as the holding company for United Security Bank. The reorganization is subject to certain conditions including shareholder and regulatory approvals.
                              See "Bank Holding Company Reorganization and
                              Merger Between United Security Bank and USB Merger
                              Company -- Description of the Reorganization and
                              Merger between United Security Bank and USB Merger
                              Company."

Reasons for the               The reorganization will provide greater
 Reorganization               flexibility for operations and future expansion.
                              See "Bank Holding Company Reorganization and
                              Merger Between United Security Bank and USB Merger
                              Company -- Reasons for the Reorganization:
                              Benefits of the Use of Holding Company Form to the Shareholders of United Security Bank."

Tax Consequences of           The plan of reorganization and merger agreement
 the Reorganization           is structured to qualify the reorganization as a
                              tax-free reorganization so that, among other things, no gain or loss will be recognized by the shareholders of United Security Bank upon the exchange of their shares of United Security Bank's common stock for shares of United Security
                              Bancshares' common stock.

Market for United Security    It is anticipated that the United Security
 Bancshares Stock             Bancshares common stock received by United
                              Security Bank's shareholders in the reorganization will be quoted on NASDAQ, however, it is not anticipated that the shares of United Security
                              Bancshares will be more marketable than United
                              Security Bank's common stock at present. See
                              "Price Range of United Security Bank's Common
                              Stock."

Management of                 The directors of United Security Bancshares are,
 United Security Bancshares   and will be, the current directors of United
                              Security Bank, except that Dr. Asbury and Mr.
                              Weeth are resigning immediately prior to the meeting and are not standing for reelection. The executive officers of United Security Bancshares are, and will be, the current executive officers of United Security Bank. See "Management of United
                              Security Bank."

Regulation of                 United Security Bancshares will be subject to the
 United Security Bancshares   regulation of the Federal Reserve Board under the
                              Bank Holding Company Act of 1956, as amended. See
                              "Operations Under United Security Bancshares --
                              Supervision and Regulation of United Security
                              Bancshares."

Voting Rights of              Each shareholder of United Security Bank will be
 Shareholders                 entitled to cast one vote for each share of common
                              stock held of record as of the close of business on March 20, 2001, in voting on the election of directors and the plan of reorganization and merger agreement. Directors and executive officers of United Security Bank own, in the aggregate, approximately 37.1% of United Security Bank's common stock entitled to vote.

Shareholder Vote Required     The nine nominees for directors receiving the most
                              votes will be elected as directors for the following year. Approval of the plan of reorganization and merger agreement requires the affirmative vote of a majority of the outstanding shares of United Security Bank's common stock.

Dissenters' Rights            California state law does not provide for the
                              exercise of dissenter's rights in this
                              transaction.

Other Information Concerning the Meeting

Time and Place                The meeting will be held at 2151 West Shaw Avenue,
 of Meeting                   Fresno, California on May 16, 2001 at 7:00 p.m.

Additional Information        For additional information, you may telephone
                              Dennis R. Woods, President of United Security
                              Bank, at (559) 225-0101.

                                  Introduction

      Management is furnishing you with this proxy statement/prospectus in connection with the solicitation of proxies for use at the annual meeting of United Security Bank, to be held at 2151 West Shaw Avenue, Fresno, California on May 16, 2001 at 7:00 p.m., and at any and all adjournments of the meeting.

      It is expected that United Security Bank will mail this proxy statement/prospectus and accompanying notice and form of proxy to shareholders on or about April 24, 2001.

      At the meeting, the shareholders will elect nine directors and consider and vote on approval of the plan of reorganization and merger agreement. Under the plan of reorganization and merger agreement, United Security Bank will become a wholly-owned subsidiary of the newly formed holding company, United Security Bancshares, as a result of which shareholders of United Security Bank will receive on a one-for-one basis shares of the United Security Bancshares' common stock for their shares of United Security Bank's common stock. These transactions are more fully described in this proxy statement/prospectus, and in the plan of reorganization and merger agreement attached as Exhibit A.

                             Revocability of Proxies

      A proxy for use at the meeting is enclosed. Any shareholder who executes and delivers such proxy has the right to revoke it at any time before it is exercised, by filing with the Secretary of United Security Bank an instrument revoking it, or a duly executed proxy bearing a later date. The Secretary of United Security Bank is Robert G. Bitter, and any revocation should be filed with him at United Security Bank, 2151 West Shaw Avenue, Fresno, California 93711. In addition, the powers of the proxyholders will be revoked if the person executing the proxy is present at the meeting and elects to vote in person. Subject to such revocation or suspension, the proxyholders will vote all shares represented by a properly executed proxy received in time for the meeting in accordance with the instructions on the proxy. If no instruction is specified with regard to the matter to be acted upon, the proxyholders will vote the shares represented by the proxy "FOR" each of the nominees for directors and "FOR" approval of the principal terms of the plan of reorganization and merger agreement. If any other matter is presented at the meeting, the proxyholders will vote in accordance with the recommendations of management.

                         Persons Making The Solicitation

      The Board of Directors of United Security Bank is soliciting these proxies. United Security Bank will bear the expense of preparing, assembling, printing and mailing this proxy statement/prospectus and the material used in the solicitation of proxies for the meeting. United Security Bank contemplates that proxies will be solicited principally through the use of the mail, but officers, directors and employees of United Security Bank may solicit proxies personally or by telephone, without receiving special compensation for the solicitation. Although there is no formal agreement to do so, United Security Bank will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to their principals. In addition, United Security Bank may utilize the services of individuals or companies not regularly employed by United Security Bank in connection with the solicitation of proxies, if management of United Security Bank determines that this is advisable.

                                Voting Securities

      Management has fixed March 20, 2001 as the record date for purposes of determining the shareholders entitled to notice of, and to vote at, the meeting. On March 20, 2001, there were 5,486,906 shares of United Security Bank's common were issued and outstanding. Each holder of United Security Bank's common stock will be entitled to one vote for each share of United Security Bank's common stock held of record on the books of United Security Bank as of the record date. In connection with the election of directors, shares may be voted cumulatively if a shareholder present at the meeting gives notice at the meeting, prior to the voting for election of directors, of his or her intention to vote cumulatively. If any shareholder of United Security Bank gives that notice, then all shareholders eligible to vote will be entitled to cumulate their shares in voting for election of directors. Cumulative voting allows a shareholder to cast a number of votes equal to the number of shares held in his or her name as of the record date, multiplied by the number of directors to be elected. These votes may be cast for any one nominee, or may be distributed among as many nominees as the shareholder sees fit. If cumulative voting is declared at the meeting, votes represented by proxies delivered pursuant to this proxy statement may be cumulated in the discretion of the proxyholders, in accordance with management's recommendation. The holders of not less than a majority of the outstanding shares of United Security Bank's common stock must vote in favor in order to approve the plan of reorganization and merger agreement.

            Shareholdings of Certain Beneficial Owners And Management

      Management of United Security Bank knows of no person who owns, beneficially or of record, either individually or together with associates, 5 percent or more of the outstanding shares of United Security Bank's common stock, except as set forth in the table below. The following table sets forth, as of March 20, 2001, the number and percentage of shares of United Security Bank's outstanding common stock beneficially owned, directly or indirectly, by each of United Security Bank's directors, named executive officers and principal shareholders and by the directors and executive officers of United Security Bank as a group. The shares "beneficially owned" are determined under the Securities and Exchange Commission Rules, and do not necessarily indicate ownership for any other purpose. In general, beneficial ownership includes shares over which the director, named executive officer or principal shareholder has sole or shared voting or investment power and shares which such person has the right to acquire within 60 days of March 20, 2001. Unless otherwise indicated, the persons listed below have sole voting and investment powers of the shares beneficially owned. Management is not aware of any arrangements which may result in a change of control of United Security Bank other than the proposed reorganization.

                                    Amount and Nature of
     Beneficial Owner               Beneficial Ownership      Percent of Class
-----------------------------       --------------------      ----------------

Directors and Named Officers:
William J. Asbury, D.D.S.                   79,428(2)               1.4
Robert G. Bitter, Pharm. D.                325,404(3)               5.9
Rhodlee A. Braa                             91,714(4)               1.7
Stanley J. Cavalla                         202,500(5)               3.7
Kenneth L. Donahue                         108,905(6)               2.0
Tom Ellithorpe                             101,725                  1.9
David L. Eytcheson                         294,517(7)               5.4
Ronnie D. Miller                           331,709(8)               6.0
Mike Munoz, Jr.                             22,432(9)                 *
Walter Reinhard                            166,038                  3.0
John Terzian                               115,200(10)              2.1
Bobbi Thomason                             327,646(11)              6.0
Evan Weeth                                 149,576                  2.7
Dennis R. Woods                            381,041(12)              6.8

All Directors and Officers
as a Group (14 in all)                   2,221,019                 39.2

----------
*     Less than one percent

(1) Includes shares subject to options held by the directors and executive officers that were exercisable within 60 days of March 20, 2001. These are treated as issued and outstanding for the purpose of computing the percentage of each director, named executive officer and the directors and officers as a group, but not for the purpose of computing the percentage of class owned by any other person.

                  (Footnotes continued on the following page.)

(2)   Dr. Asbury has 9,000 shares acquirable by the exercise of stock options.

(3) Dr. Bitter has shared voting and investment powers as to 317,204 shares, of which he has shared voting and investment powers as to 238,408 shares in his capacity as a trustee of United Security Bank's Cash or Deferred 401(k) Stock Ownership Plan and United Security Bank's Employee Stock Ownership Plan. Dr. Bitter also has 8,200 shares acquirable by exercise of stock options. Dr. Bitter's address is c/o United Security Bank, 2151 West Shaw Avenue, Fresno, California 93711.

(4) Mr. Braa has shared voting and investment powers as to 57,274 shares and has 30,000 shares acquirable by exercise of stock options.

(5) Mr. Cavalla has shared voting and investment powers as to all of these shares.

(6) Mr. Donahue has shared voting and investment powers as to 90,905 shares and has 18,000 shares acquirable by exercise of stock options.

(7) Mr. Eytcheson has shared voting and investment powers as to all of these shares, of which he has shared voting and investment powers as to 238,408 shares in his capacity as a trustee of United Security Bank's Cash or Deferred 401(k) Stock Ownership Plan and United Security Bank's Employee Stock Ownership Plan. Mr. Eytcheson's address is c/o United Security Bank, 2151 West Shaw Avenue, Fresno, California 93711.

(8) Mr. Miller has shared voting and investment powers as to 238,408 shares in his capacity as a trustee of United Security Bank's Cash or Deferred 401(k) Stock Ownership Plan and United Security Bank's Employee Stock Ownership Plan. Mr. Miller's address is c/o United Security Bank, 2151 West Shaw Avenue, Fresno, California 93711.

(9) Mr. Munoz, Jr. has shared voting and investment powers as to all of these shares.

(10) Mr. Terzian has shared voting and investment powers as to 73,084 shares and has 3,042 shares acquirable by exercise of stock options.

(11) Ms. Thomason's address is c/o United Security Bank, 2151 West Shaw Avenue, Fresno, California 93711.

(12) Mr. Woods has shared voting and investment powers as to 4,113 shares and has 115,990 shares acquirable by exercise of stock options. Mr. Woods' address is c/o United Security Bank, 2151 West Shaw Avenue, Fresno, California 93711.

Section 16(a) Beneficial Ownership Compliance

      Section 16(a) of the Securities Exchange Act of 1934 requires United Security Bank's directors and certain executive officers and persons who own more than ten percent of a registered class of United Security Bank's equity securities (collectively, the "Reporting Persons"), to file reports of ownership and changes in ownership with the Federal Reserve Board. The Reporting Persons are required by the Federal Reserve Board's regulation to furnish United Security Bank with copies of all Section 16(a) forms they file.

      Based solely on its review of the copies of such forms received by it, or written representations from the Reporting Persons that no Forms 5 were required for those persons, United Security Bank believes that, during 2000 the Reporting Persons complied with all filing requirements applicable to them.

                 Bank Holding Company Reorganization And Merger
               Between United Security Bank and USB Merger Company

General

      United Security Bank is asking its shareholders to consider and approve the plan of reorganization and merger agreement. Under the plan of reorganization and merger agreement, the business of United Security Bank will be conducted as a wholly-owned subsidiary of United Security Bancshares. If the plan of reorganization and merger agreement is approved, the current shareholders of United Security Bank will exchange their shares of United Security Bank's common stock for shares of United Security Bancshares' common stock on a one-for-one basis. For accounting purposes, the transaction will be accounted for in a manner similar to that of a pooling of interests where the assets and liabilities of the combining companies will be combined at their recorded amounts.

      The Board of Directors of United Security Bank approved the plan of reorganization and merger agreement on March 27, 2001, and directed that the plan of reorganization and merger agreement be submitted to the shareholders of United Security Bank. The Board of Directors of United Security Bank recommends that the shareholders approve the plan of reorganization and merger agreement.

      The detailed terms and conditions of the reorganization are set forth in the plan of reorganization and merger agreement attached to this proxy statement/prospectus as Exhibit A. The statements made in this proxy statement/prospectus regarding the plan of reorganization and merger agreement are qualified in their entirety by the more detailed information appearing in the plan of reorganization and merger agreement.

Recommendation of Directors

      The Board of Directors of United Security Bank has approved the terms and conditions of the plan of reorganization and merger agreement. The Board of Directors of United Security Bank furthermore recommends that the shareholders of United Security Bank approve the plan of reorganization and merger agreement.

Reasons for the Reorganization: Benefits of the Use of Holding
Company Form to the Shareholders of United Security Bank

      As stated above, the Board of Directors of United Security Bank has approved the plan of reorganization and merger agreement, believes that the reorganization is in the best interests of United Security Bank and its shareholders, and recommends that the shareholders vote in favor of approval of the plan of reorganization and merger agreement.

      Management and the Board of Directors of United Security Bank believe that the formation of a bank holding company, under which United Security Bank will operate, will result in a more flexible entity for operations and growth.

      Management expects that United Security Bancshares will facilitate growth within the banking field and in areas related to banking, either by the creation of new subsidiaries or the acquisition of existing companies and banks. For example, in the event an opportunity for the acquisition of another bank were to develop, it might be desirable to maintain the separate existence of the other bank rather than merge it into United Security Bank. Neither United Security Bank nor United Security Bancshares is currently considering any acquisitions.

      The bank holding company structure will also provide a framework for restructuring certain of United Security Bank's existing departments or subsidiaries into separate operating subsidiaries of United Security Bancshares, although no plans for restructuring are being considered at this time.

      Many major banking institutions in the United States and in California have reorganized into bank holding companies and United Security Bank's Board of Directors believes that the reorganization is desirable for United Security Bank to maintain and enhance its competitive position.

Description of the Reorganization and Merger between United Security Bank and USB Merger Company

      At the direction of the Board of Directors of United Security Bank, management incorporated United Security Bancshares for the purpose of becoming a bank holding company under the laws of the State of California. USB Merger Company, which is wholly-owned by United Security Bancshares, was also organized as a California corporation. The reorganization will be accomplished by merging United Security Bank with USB Merger Company. Upon completion of the reorganization, United Security Bank will be the surviving entity and the name will remain United Security Bank. Upon the completion date of the reorganization, the shares of capital stock of the respective parties to the plan of reorganization and merger agreement will be converted as follows:

o Each share of United Security Bank's outstanding common stock will be converted into one share of United Security Bancshares' common stock. Shareholders of United Security Bank will be entitled to exchange their present share certificates for new certificates evidencing shares of United Security Bancshares' common stock. Until the certificates are exchanged, the certificates for shares of United Security Bank's common stock after the reorganization will be deemed to represent shares of United Security Bancshares' common stock. Options to purchase shares of United Security Bank's common stock will be assumed by United Security Bancshares with the same terms and conditions and for the same number of shares of United Security Bancshares' common stock.

o The shares of common stock of USB Merger Company outstanding immediately prior to the reorganization will be converted into an equal number of shares of the surviving bank and be owned by United Security Bancshares.

o The shareholders of United Security Bank will become shareholders of United Security Bancshares. There are no anticipated changes in United Security Bank's shareholders' relative equity ownership interest in United Security Bank's assets. As shareholders of United Security Bancshares, United Security Bank's shareholders will have essentially the same rights to govern that corporation's activities as they have with respect to United Security Bank. However, as shareholders of United Security Bancshares, they will not be entitled to vote on matters requiring the approval of United Security Bank's shareholders as United Security Bancshares will own 100 percent of United Security Bank. Shareholders of United Security Bancshares will be entitled to vote on those matters affecting United Security Bancshares. A discussion of those rights is contained in the section entitled, "Bank Holding Company Reorganization and Merger Between United Security Bank and USB Merger Company -- Comparison of United Security Bank and United Security Bancshares:
      Analysis of Corporate Structures."

o United Security Bancshares will adopt the United Security Bank 1995 Stock Option Plan which will automatically, and without further action on the part of the shareholders, become the stock option plan of United Security Bancshares. All options previously granted will become an equal number of options to purchase shares of United Security Bancshares instead of shares of United Security Bank. The Board of Directors of United Security Bancshares may grant further options to purchase United Security Bancshares common stock under the stock option plan, in accordance with the terms of the stock option plan.

      Upon the completion of the reorganization, the existing directors of United Security Bank will serve as the directors of the surviving bank. The surviving bank will operate under the charter of United Security Bank. The following 9 persons who currently serve as directors of United Security Bank, are expected to serve as directors of the surviving bank after the reorganization:

            Robert G. Bitter, Pharm. D.         Walter Reinhard
            Stanley J. Cavalla                  John Terzian
            Tom Ellithorpe                      Bobbi Thomason
            Ronnie D. Miller                    Dennis R. Woods
            Mike Munoz, Jr.

Ratification and Approval of the Plan of Reorganization and Merger Agreement: Effective Date

      Approvals of applications in connection with the proposed reorganization must be obtained from the Federal Reserve, the FDIC, and the California Department of Financial Institutions. Applications for the necessary approvals have been made, and are now pending before those regulatory agencies. If any of the above regulatory agencies should fail to give the required approval for this transaction within a reasonable time, the Board of Directors of United Security Bank reserves the right, in its sole discretion, to terminate and cancel the plan of reorganization and merger agreement. It is presently contemplated that the completion date of the reorganization will be in the second quarter of 2001.

      Completion of the reorganization between United Security Bank and USB Merger Company is conditioned upon obtaining the required shareholder and regulatory approvals. Approval of the reorganization by United Security Bank's shareholders can only be obtained if the affirmative vote of the holders of not less than a majority of the outstanding shares of United Security Bank's common stock is obtained. The directors of United Security Bank, USB Merger Company and United Security Bancshares have approved the plan of reorganization and merger agreement. However, if any action, suit, or proceeding should be threatened or instituted with respect to the proposed reorganization, the Board of Directors of United Security Bank reserves the right, in its sole discretion, to terminate the transaction at any time before the effective date.

      If the shareholders of United Security Bank should fail to approve the plan of reorganization and merger agreement, or if the transaction is otherwise terminated as provided above, then the business of United Security Bank shall continue to operate under the ownership of its existing shareholders as it has prior to the adoption of the plan of reorganization and merger agreement.

      It is estimated at this time that the total expenses of the reorganization are approximately $35,000.00, and these expenses will be borne appropriately by the respective parties.

      Should the plan of reorganization and merger agreement be terminated or canceled for any of the reasons set forth above or in the attached plan of reorganization and merger agreement, such termination or cancellation will not result in any liability on the part of United Security Bank, United Security Bancshares, or any of their respective directors, officers, employees, agents or shareholders.

Federal Income Tax Consequences

      The plan of reorganization and merger agreement has been structured to qualify the reorganization as a tax free reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended. The Board of Directors of United Security Bank has reserved the right and intends to terminate the plan of reorganization and merger agreement unless a satisfactory opinion regarding the nontaxability of the proposed transaction is received from either tax counsel or United Security Bank's accountants.

      If the reorganization is treated as a tax-free reorganization, it will have the following federal income tax consequences:

o No gain or loss will be recognized by United Security Bank or any of the other parties to the reorganization as a result of the reorganization.

o No gain or loss will be recognized by the shareholders of United Security Bank upon the exchange of their shares of United Security Bank's common stock solely for shares of United Security Bancshares' common stock.

o The basis and holding periods of the assets exchanged between the parties to the reorganization shall remain the same as those prior to the reorganization.

o The basis of the shares of United Security Bancshares' common stock to be received by shareholders of United Security Bank will be the same as the basis of the shares of United Security Bank's common stock surrendered in exchange for the shares.

o The holding period of the shares of United Security Bancshares' common stock to be received by shareholders of United Security Bank will include the holding period of the shares of United Security Bank's common stock surrendered in exchange for the shares, provided that such stock is held as a capital asset on the date of the completion of the reorganization.

      Management cannot advise individual shareholders and prospective shareholders of the proper tax consequences or suggest the methods of reporting the reorganization. Each shareholder is advised to contact his or her accountant or tax counsel with respect to the reorganization and the means of reporting the transaction as well as regarding the state and local tax consequences which may or may not parallel the federal income tax consequences.

Comparison of United Security Bank and United Security Bancshares:
Analysis of Corporate Structures

      The following chart constitutes a summarization of a comparison between United Security Bank and United Security Bancshares. Reference should be made to the detailed explanations included in this proxy statement/prospectus, and this summary is qualified in its entirety by those detailed explanations.

                        United Security Bank        United Security Bancshares
      Item                      Stock                         Stock
---------------------  --------------------------  -----------------------------

Authorized and         10,000,000 shares of        10,000,000 shares of common
Outstanding            common stock, no par        stock, no par value; total
                       value, with 5,486,906       shares to be outstanding
                       shares outstanding as of    immediately prior to the
                       March 20, 2001.             reorganization is 100.

Voting Rights          One vote per share with     One vote per share with
                       cumulative voting in the    cumulative voting in the
                       election of directors if    election of directors if the
                       the requirements for        requirements for cumulative
                       cumulative voting are       voting are satisfied.
                       satisfied.

Dividend Rights        As declared by the Board    As declared by the Board
                       of of Directors subject     Directors subject to the laws
                       to the laws in the          in the California General
                       California Banking Law      Corporation Law and
                       and applicable              applicable federal law.
                       federal law.

Assessment             Nonassessable.              Nonassessable.

Liquidation Rights     Pro rata after payment of   Pro rata after payment of
                       debts.                      debts.

                        United Security Bank        United Security Bancshares
      Item                      Stock                         Stock
---------------------  --------------------------  -----------------------------

Redemption             United Security Bank may    United Security Bancshares
                       redeem its shares under     may redeem its shares under
                       restrictive conditions of   restrictive conditions of
                       the California Financial    the California General
                       Code.                       Corporation Law.

Preemptive Rights      None.                       None.


Number of Directors    Fixed in accordance with    Fixed in accordance with the
                       the Bylaws.                 Bylaws.

Authorized and Outstanding Stock

      United Security Bank currently has an authorized capitalization of 10,000,000 shares of common stock, no par value. Of these authorized capital shares, 5,486,906 shares of United Security Bank's common stock were issued and outstanding as of March 20, 2001, and 345,130 shares of United Security Bank's common stock were reserved for issuance upon exercise of options under United Security Bank's 1995 Stock Option Plan.

      United Security Bancshares has an authorized capitalization of 10,000,000 shares of common stock, no par value. Of these authorized capital shares, 100 shares of United Security Bancshares' common stock were issued and outstanding as of March 28, 2001.

Voting Rights

      All voting rights are vested in the holders of common stock of United Security Bank and United Security Bancshares, each share being entitled to one vote, except with respect to the election of directors, as described below.

      For the election of directors, California law provides that every shareholder entitled to vote may cumulate votes for candidates in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are entitled, or distribute the shareholder's votes on the same principal among any or all of the candidates, as the shareholder thinks fit. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. However, a shareholder may cumulate votes only for a candidate or candidates whose names have been placed in nomination prior to the voting, and only if the shareholder has given notice at the meeting prior to the voting at such meeting of his or her intention to cumulate his or her votes. If any one shareholder has given such notice, all shareholders may cumulate votes for candidates in nomination. The shareholders of United Security Bank now have cumulative voting rights, and the shareholders of United Security Bancshares will have the same voting rights, as described above.

Dividend Rights

      Holders of United Security Bank common stock are entitled to dividends legally available therefor, when and as declared by United Security Bank's Board of Directors. The California Financial Code provides that a bank may not make a cash distribution to its shareholders in an amount which exceeds the lesser of:

o     the retained earnings, or

o the net income of the bank for its last three fiscal years, less the amount of any distributions made by the bank to its shareholders during such period.

      However, a bank may, with the approval of the Commissioner of Financial Institutions, make a distribution to its shareholders in an amount not exceeding the greatest of:

o     the retained earnings of the bank,

o     the net income of the bank for its last fiscal year, or

o     the net income of the bank for its current fiscal year.

      If the Commissioner of Financial Institutions finds that the shareholders' equity of a bank is not adequate or that the payment of a dividend would be unsafe or unsound for the bank, the Commissioner of Financial Institutions may order the bank not to pay any dividend to the shareholders.

      In addition, under the Financial Institutions Supervisory Act of 1966, as amended, the FDIC also has the authority and general enforcement powers to prohibit a bank from engaging in practices which the FDIC considers to be unsafe or unsound. It is possible, depending upon the financial condition of United Security Bank and other factors, that the FDIC could assert that the payment of dividends or other payments might under some circumstances be such an unsafe or unsound practice and thereby prohibit such payment. The Federal Deposit Insurance Corporation Improvement Act of 1991 further prohibits a bank from paying a dividend if the dividend payment would result in the bank failing to meet any of its minimum capital requirements.

      The shareholders of United Security Bancshares will be entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available for the payment of dividends, as provided in the California General Corporation Law. The California General Corporation Law provides that a corporation may make a distribution to its shareholders if retained earnings immediately prior to the dividend payout at least equal the amount of the proposed distribution. In the event that sufficient retained earnings are not available for the proposed distribution, a corporation may, nevertheless, make a distribution, if it meets both the "quantitative solvency" and the "liquidity" tests. In general, the quantitative solvency test requires that the sum of the assets of the corporation equal at least 1-1/4 times its liabilities. The liquidity test generally requires that a corporation have current assets at least equal to current liabilities, or, if the average of the earnings of the corporation before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the interest expense of the corporation for such fiscal years, then current assets must equal at least 1-1/4 times current liabilities. In certain circumstances, United Security Bancshares may be required to obtain the prior approval of the Federal Reserve Board to make capital distributions to shareholders of United Security Bancshares.

Assessment of Shares

      Shares of United Security Bank are not subject to assessment and shares of United Security Bancshares also will not be subject to assessment.

Liquidation Rights

      The holders of United Security Bank common stock are entitled to share equally in United Security Bank's assets legally available for distribution in the event of liquidation or dissolution. Similarly, holders of United Security Bancshares common stock will have a pro rata right to participate in the United Security Bancshares' assets legally available for distribution in the event of liquidation or dissolution.

Preemptive Rights

      The holders of United Security Bank's common stock do not have preemptive rights to subscribe to any additional shares of United Security Bank's common stock being issued. The holders of United Security Bancshares' common stock also will not have preemptive rights to subscribe to any additional shares of United Security Bancshares' common stock being issued. Therefore, shares of United Security Bancshares' common stock or other securities may be offered in the future to the investing public or to shareholders at the discretion of United Security Bancshares' Board of Directors.

Directors

      United Security Bank's Bylaws authorize its Board of Directors or shareholders to designate the number of directors at any number from 8 to 15 with certain limitations, and United Security Bancshares' Bylaws authorize its Board of Directors or shareholders to designate the number of directors at any number from 8 to 15. Immediately prior to the shareholders' meeting, the Board of Directors intends to change the size of the Board of Directors from the current number of eleven (11) to nine (9) as neither Dr. Asbury nor Mr. Weeth are standing for reelection.

Rights of Dissenting Shareholders of United Security Bank

      California state law does not provide for exercise of dissenters' rights in the context of the reorganization.

Corporate Operation and Management

      The Articles of Incorporation and Bylaws of United Security Bank and of United Security Bancshares are substantially similar in all material provisions, except with respect to provisions in United Security Bank's Articles of Incorporation and Bylaws required by California Financial Code and applicable only to banks.

                   Operations Under United Security Bancshares

Organization

      United Security Bancshares was organized and incorporated under the laws of the State of California on February 21, 2001, at the direction of the Board of Directors of United Security Bank for the purpose of becoming a bank holding company to acquire all of the outstanding capital stock of United Security Bank. The principal location of United Security Bancshares and its operations will be at the administrative offices of United Security Bank located at 1525 East Shaw Avenue, Fresno, California 93710.

      In order to effect the reorganization and to initially capitalize United Security Bancshares, Dennis R. Woods, the Chairman, President and Chief Executive Officer of United Security Bancshares, loaned $30,000 to United Security Bancshares, payable with interest. In addition, Mr. Woods has purchased 100 shares of the common stock of United Security Bancshares at an aggregate purchase price of $150 for an aggregate capitalization of $30,150. Upon the completion of the reorganization, the loan will be repaid and the 100 shares of United Security Bancshares' common stock will be repurchased and canceled by United Security Bancshares for the sum of $150. Presently, 100 shares of United Security Bancshares' common stock are outstanding, and United Security Bancshares will have no additional stock issued until after the shareholders of United Security Bank have approved the plan of reorganization and merger agreement and the reorganization is completed.

Management and Directors of United Security Bancshares

      The present Board of Directors of United Security Bancshares is composed of the eleven current directors of United Security Bank, and consists of the following individuals:

            William J. Asbury, D.D.S.           Walter Reinhard
            Robert G. Bitter, Pharm. D.         John Terzian
            Stanley J. Cavalla                  Bobbi Thomason
            Tom Ellithorpe                      Evan Weeth
            Ronnie D. Miller                    Dennis R. Woods
            Mike Munoz, Jr.

      Upon completion of the reorganization, the business of United Security Bank will be conducted as a subsidiary of United Security Bancshares, and will be carried on with the same directors, officers, personnel, property and name as before the transaction, with the exception that Dr. Asbury and Mr. Weeth are resigning from the Board of Directors immediately prior to the meeting and are not standing for reelection. United Security Bancshares will not pay its executive officers any amounts in addition to the amounts they receive as executive officers of United Security Bank.

      The following directors and officers of United Security Bank have agreed to serve as the initial directors and officers of United Security Bancshares:

                                  Position with             Position with
          Name                 United Security Bank   United Security Bancshares
---------------------------    --------------------   --------------------------

Dennis R. Woods                Chairman, President    Chairman, President
                               & CEO                  & CEO
William J. Asbury, D.D.S.      Director               Director
Robert G. Bitter, Pharm. D.    Director & Secretary   Director & Secretary
Stanley J. Cavalla             Director               Director
Tom Ellithorpe                 Director               Director
Ronnie D. Miller               Vice Chairman          Vice Chairman
Mike Munoz, Jr.                Director               Director
Walter Reinhard                Director               Director
John Terzian                   Director               Director
Bobbi Thomason                 Director               Director
Evan Weeth                     Director               Director
Kenneth L. Donahue             Senior VP & CFO        Senior VP & CFO
Rhodlee A. Braa                Senior VP & CCO        Senior VP & CCO
David L. Eytcheson             Senior VP & COO        Senior VP & COO

      The business of United Security Bank will be carried on after the reorganization, with the same officers, employees and properties, and the United Security Bancshares directors, with the exception of Dr. Asbury and Mr. Weeth, shall serve until their successors have been duly elected and qualified at United Security Bancshares' next annual meeting of shareholders.

Supervision and Regulation of United Security Bancshares

      Upon completion of the reorganization, United Security Bancshares will become a bank holding company within the meaning of the Bank Holding Company Act, and will become subject to the supervision and regulation of the Federal Reserve Board. A notice application for prior approval to become a bank holding company has previously been filed by United Security Bancshares with the Federal Reserve Board.

      As a bank holding company, United Security Bancshares will be required to register with the Federal Reserve Board within 180 days after the reorganization is completed, and, thereafter, to file annual reports and other information concerning its business operations and those of its subsidiaries as the Federal Reserve Board may require. The Federal Reserve Board also has the authority to examine United Security Bancshares and each of its respective subsidiaries, as well as any arrangements between United Security Bancshares and any of its respective subsidiaries, with the cost of any such examination to be borne by United Security Bancshares.

      In the future, United Security Bancshares will be required to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of voting securities of any bank if, after giving effect to such acquisition,

United Security Bancshares would own or control more than 5 percent of the voting shares of such bank.

      A bank holding company and its subsidiaries are also prohibited from engaging in certain tie-in arrangements in connection with extensions of credit, leases, sales, or the furnishing of services. For example, United Security Bank will generally be prohibited from extending credit to a customer on the condition that the customer also obtain other services furnished by United Security Bancshares, or any of its subsidiaries, or on the condition that the customer promise not to obtain financial services from a competitor. United Security Bancshares and its subsidiaries will also be subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

      United Security Bancshares and any subsidiaries which it may acquire or organize after the reorganization will be deemed affiliates of United Security Bank within the meaning of the Federal Reserve Act. Loans by United Security Bank to affiliates, investments by United Security Bank in affiliates' stock, and taking affiliates' stock by United Security Bank as collateral for loans to any borrower will be limited to 10 percent of United Security Bank's capital, in the case of each affiliate, and 20 percent of United Security Bank's capital, in the case of all affiliates. In addition, these transactions must be on terms and conditions that are consistent with safe and sound banking practices and, in particular, a bank and its subsidiaries generally may not purchase from an affiliate a low-quality asset, as that term is defined in the Federal Reserve Act. Such restrictions also prevent a bank holding company and its other affiliates from borrowing from a banking subsidiary of the bank holding company unless the loans are secured by marketable collateral of designated amounts.

      A bank holding company is also prohibited from itself engaging in or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company engaged in nonbanking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board by order or regulation to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making these determinations, the Federal Reserve Board considers whether the performance of such activities by a bank holding company or a bank holding company subsidiary would offer advantages to the public which outweigh possible adverse effects.

      Federal Reserve Regulation Y sets out those activities which are regarded as closely related to banking or managing or controlling banks, and thus, are permissible activities that may be engaged in by bank holding companies subject to approval in certain cases by the Federal Reserve Board. The Gramm-Leach-Bliley Act ("GLBA") allows for a new type of bank holding company under the Bank Holding Company Act. The new bank holding company is allowed to engage in insurance and securities underwriting, merchant banking and insurance company portfolio investment activities. GLBA also allows bank holding companies to engage in any activity considered "financial" in nature or incidental to such financial activities.

      Although United Security Bancshares has no present plans, agreements or arrangements to engage in any nonbanking activities, United Security Bancshares may consider in the future engaging in one or more of the above activities, subject to the approval of the Federal Reserve Board.

      Directors, executive officers, and principal shareholders of United Security Bancshares will be subject to restrictions on the sale of their United Security Bancshares stock under Rule 144 as promulgated under the Securities Act of 1933.

Indemnification of United Security Bancshares'
Directors and Officers

      United Security Bancshares' Articles of Incorporation and Bylaws provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification, in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: amounts paid in settling or otherwise disposing of a pending action without court approval; expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; or matters which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified.

      The Bylaws provide that United Security Bancshares will indemnify its directors, officers and employees and that such right to indemnification shall be a contract right. The Bylaws also provide that United Security Bancshares may purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not United Security Bancshares would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of the Bylaws.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling United Security Bancshares pursuant to the foregoing, United Security Bancshares has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                               USB Merger Company

General Background

      At the direction of the Board of Directors of United Security Bank, USB Merger Company was incorporated on ________, 2001. It was organized to facilitate the reorganization. On the date of the reorganization, United Security Bank will merge with USB Merger Company, with United Security Bank as the surviving entity.

Initial Capitalization

      USB Merger Company was initially capitalized through the purchase of 100 shares of its common stock by United Security Bancshares for an aggregate sum of $100.00. The 100 shares of capital stock of USB Merger Company issued and outstanding immediately prior to the date of reorganization shall be converted into and exchanged by United Security Bancshares for 100 shares of United Security Bank common stock. USB Merger Company will disappear and all of the outstanding shares of United Security Bank common stock will be owned by United Security Bancshares.

                              United Security Bank

General

      United Security Bank, N.A., predecessor to United Security Bank, originally commenced business as a national banking association on December 21, 1987. On February 1, 1999, United Security Bank was incorporated under the laws of the State of California, and on February 3, 1999, following its conversion from a national banking association, was licensed by the Commissioner of Financial Institutions and commenced operations as a California state-chartered bank.

Bank Services

      As an independent commercial bank, United Security Bank offers a full range of commercial banking services primarily to the business and professional community and individuals located in Fresno and Madera Counties.

      United Security Bank offers a wide range of deposit instruments including personal and business checking accounts and savings accounts, interest-bearing negotiable order of withdrawal accounts, money market accounts and time certificates of deposit. Most of United Security Bank's deposits are attracted from individuals and from small and medium-sized business-related sources.

      United Security Bank also engages in a full complement of lending activities, including real estate mortgage, commercial and industrial, real estate construction, as well as agricultural and consumer loans, with particular emphasis on short and medium-term obligations. United Security Bank's loan portfolio is not concentrated in any one industry, although approximately 67% of United Security Bank's loans are secured by real estate. A loan may be secured (in whole or in part) by real estate even though the purpose of the loan is not to facilitate the purchase or development of real estate. At December 31, 2000, United Security Bank had loans (net of unearned fees) outstanding of $261 million, which represented approximately 96% of United Security Bank's total deposits and approximately 71% of its total assets.

      Real estate mortgage loans are secured by deeds of trust primarily on commercial property. Repayment of real estate mortgage loans is generally from the cash flow of the borrower. Commercial and industrial loans have a high degree of industry diversification. A substantial portion of the commercial and industrial loans are secured by accounts receivable, inventory, leases or other collateral. The remainder are unsecured; however, extensions of credit are predicated on the financial capacity of the borrower. Repayment of commercial loans is generally from the cash flow of the borrower. Real estate construction loans consist of loans to residential contractors which are secured by single family residential properties. All real estate loans have established equity requirements. Repayment of real estate construction loans is generally from long-term mortgages with other lending institutions. Agricultural loans are generally secured by land, equipment, inventory and receivables. Repayment of this loan category is from the cash flow of the borrower. At December 31, 2000 real estate mortgage loans, commercial and industrial loans, real estate construction loans and agricultural loans constituted approximately 43%, 25%, 23% and 3%, respectively, of United Security Bank's total loan portfolio.

      In the normal course of business, United Security Bank makes various loan commitments and incurs certain contingent liabilities. At December 31, 2000, these financial instruments included commitments to extend credit of $80 million, and standby letters of credit of $7 million. Of the $80 million in loan commitments outstanding at December 31, 2000, $29 million were on loans with maturities of one year or less. Due to the nature of the business of United Security Bank's customers, there are no seasonal patterns or absolute predictability to the utilization of unused loan commitments; therefore United Security Bank is unable to forecast the extent to which these commitments will be exercised within the current year. United Security Bank does not believe that any such utilization will constitute a material liquidity demand.

      In addition to the loan and deposit services discussed above, United Security Bank also offers a wide range of specialized services designed to attract and service the needs of commercial customers and account holders. These services include cashier's checks, traveler's checks, money orders, and foreign drafts. United Security Bank does not operate a trust department; however, it makes arrangements with its correspondent bank to offer trust services to its customers on request. Most of United Security Bank's business originates from within Fresno and Madera Counties. Neither United Security Bank's business or liquidity is seasonal, and there has been no material effect upon United Security Bank's capital expenditures, earnings or competitive position as a result of federal, state or local environmental regulation.

Employees

      At December 31, 2000, United Security Bank employed 77 persons on a full-time equivalent basis. United Security Bank believes its employee relations are excellent.

Properties

      United Security Bank's main office branch is located at 2151 West Shaw Avenue, Fresno, California. United Security Bank owns the building and leases the land under a sublease dated December 1, 1986 between Central Bank and United Security Bank. The current sublessor under the master ground lease is Bank of the West, which acquired the position through the purchase of Central Bank. The lessor under the ground lease (Master Lease) is Thomas F. Hinds. The lease expires on December 31, 2015 and United Security Bank has options to extend the term for four (4) ten-year periods and one seven (7) year period.

      United Security Bank occupies the premises of approximately 3,600 square feet for its East Shaw branch under a lease expiring August 31, 2002 with extensions to August 31, 2011.

      United Security Bank leases the Oakhurst branch located at 40074 Highway 49, Oakhurst, California, which consists of approximately 5,000 square feet of interior floor space in a stand alone building. United Security Bank is leasing this office from 41/49 Highway Junction Project, LTD., for an original term of 15 years beginning on April 21, 1999, with options to extend the lease for two additional five-year periods each.

      United Security Bank leases the Cauthers branch located at 13356 South Henderson, Caruthers, California which consists of approximately 5,000 square feet of floor space. The Caruthers branch lease expires in January, 2006 with extensions through January, 2021.

      United Securty Bank lease its real estate construction offices located at 1535 East Shaw, Suite 105, Fresno, California which consists of approximately 2,100 square feet. The lease term began on March 1, 2001 and expires February 28, 2006.

      United Security Bank owns the San Joaquin branch which is located at 21574 Manning Avenue, San Joaquin, California and is approximately 2,100 square feet.

      United Security Bank owns the Firebaugh branch located at 1067 O Street, Firebaugh, California. The premises are comprised of approximately 6,198 square feet of interior floor space situated on land totaling approximately one-third of an acre.

      United Security Bank owns the Coalinga branch located at 145 East Durian, Coalinga, California. The Coalinga branch has 6,184 square feet of interior floor space situated on approximately 0.45 acres.

      United Security Bank also owns its administrative headquarters located at 1525 East Shaw Avenue, Fresno, California. The building consists of approximately 10,000 square feet of interior floor space.

      United Security Bank's total occupancy expense, exclusive of furniture and equipment expense, for the year ended December 31, 2000, was approximately $540,460. Management believes that its existing and proposed facilities are adequate for its present purposes and anticipated growth in the foreseeable future.

Legal Proceedings

      From time to time, United Security Bank is a party to claims and legal proceedings arising in the ordinary course of business. United Security Bank's management is not aware of any material pending litigation proceedings to which it is a party or has recently been a party to, which will have a material adverse effect on the financial condition or results of operations of United Security Bank.

Competition

      The banking business in California generally, and in the market areas served by United Security Bank specifically, is highly competitive with respect to both loans and deposits. United Security Bank competes for loans and deposits with other commercial banks, savings and loan associations, finance companies, money market funds, credit unions and other financial institutions, including a number that are much larger than United Security Bank. As of December 31, 2000 there were 142 banking offices, including 49 offices of three major chain banks, operating within United Security Bank's primary market areas in the San Joaquin Valley and Eastern Madera County. There has been increased competition for deposit and loan business over the last several years as a result of deregulation. Many of the major commercial banks operating in United Security Bank's market areas offer certain services, such as trust and international banking services, which United Security Bank does not offer directly. Additionally, banks with larger capitalization have larger lending limits and are thereby able to serve larger customers.

      In addition to competition from insured depository institutions, principal competitors for deposits and loans have been mortgage brokerage companies, insurance companies, brokerage houses, credit card companies and even retail establishments offering investment vehicles such as mutual funds, annuities and money market funds, as well as traditional bank-like services such as check access to money market funds, or cash advances on credit card accounts.

      In order to compete with the other financial institutions in its principal marketing area, United Security Bank relies principally upon local promotional activities, personal contacts by its officers, directors and employees, and close connections with its community.

Supervision and Regulation of United Security Bank

      General: United Security Bank, as a California state-chartered member bank whose deposits are insured by the FDIC up to the maximum legal limits thereof, is subject to regulation, supervision and regular examination by the Commissioner of Financial Institutions and the Federal Reserve Board. United Security Bank is also subject to provisions of the Federal Reserve Act and their regulations. The regulations of these various agencies govern most aspects of United Security Bank's business, including required reserves on deposits, investments, loans, certain of their check clearing activities, issuance of securities, payment of dividends, branching and numerous other matters. As a consequence of the extensive regulation of commercial banking activities in California and the United States, United Security Bank's business is particularly susceptible to changes in California and federal legislation and regulations which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition.

      Impact of Monetary Policies: Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by United Security Bank on its deposits and its other borrowings and the interest received by United Security Bank on loans extended to its customers and securities held in its portfolio, comprises the major portion of United Security Bank's earnings. These rates are highly sensitive to many factors which are beyond the control of United Security Bank. Accordingly, the earnings and growth of United Security Bank are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

      The earnings and growth of United Security Bank are affected not only by general economic conditions, both domestic and international, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy such as seeking to curb inflation and combat recession, by its open market operations in U.S. Government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and by varying the discount rates applicable to borrowings by banks from the Federal Reserve System. The actions of the Federal Reserve Board influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact that future changes in fiscal or monetary policies or economic controls may have on United Security Bank's business and earnings cannot be predicted. In addition, adverse economic conditions could make a higher provision for loan losses a prudent course and could cause higher loan charge-offs, thus adversely affecting United Security Bank's net income.

      Recent Legislation and Other Changes: From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, in the California legislature and before various bank regulatory agencies. Certain of the potentially significant changes which have been enacted recently and others which are currently under consideration by Congress or various regulatory agencies are discussed below.

      The Federal Reserve Board and the Secretary of the Treasury in January 2001 jointly adopted a final rule governing merchant banking investments made by financial holding companies. The rule implements provisions of the Gramm-Leach-Bliley Act discussed below that permit financial holding companies to make investments as part of a bona fide securities underwriting or merchant or investment banking activity. The rule provides that a financial holding company may not, without Federal Reserve Board approval, directly or indirectly acquire any additional shares, assets or ownership interests or make any additional capital contribution to any company the shares, assets or ownership interests of which are held by the financial holding company subject to the rule if the aggregate carrying value of all merchant banking investments held by the financial holding company exceeds:

o     30 percent of the Tier 1 capital of the financial holding company, or

o after excluding interests in private equity funds, 20 percent of the Tier 1 capital of the financial holding company.

      A separate final rule will establish the capital charge of merchant banking investments for the financial holding company.

      The American Homeownership and Economic Opportunity Act of 2000 was enacted in late 2000 and provides for certain regulatory and financial relief to depository institutions. With respect to savings and loan associations, the Home Owners' Loan Act was amended to

o     repeal the savings association liquidity requirements, and

o permit a savings and loan holding company with prior approval to acquire more than 5% of the voting shares of a nonsubsidiary savings association or nonsubsidiary savings and loan holding company.

      With respect to national banks, the Banking Act of 1933 was amended to allow a national bank to

o specifically reorganize into a bank holding company structure or merge with subsidiaries and nonbank affiliates

o     have more than 25 directors as may be allowed by the Comptroller,

o     have director terms of up to three years,

o     have a classified board, and

o allow the repurchase of stock to prevent loss upon a previously contracted debt without having to dispose of it within a period of six months.

      In addition, federal banking law was amended to authorize the Comptroller to waive the citizenship requirement for a minority of the directors on national bank board and to repeal the 20% surplus requirement for national banks. As to depository institutions, in general, the federal banking agencies are to develop a system for the electronic filing and dissemination of depository institution call reports.

      The Gramm-Leach-Bliley Act ("GLBA") was enacted in late 1999. GLBA, among other things, repeals the Glass-Steagall Act. The Glass-Steagall Act enacted in the depression era prohibited banks from affiliating with securities firms. In addition, GLBA allows for a new type of bank holding company under the Bank Holding Company Act. The new bank holding company will be allowed to engage in insurance and securities underwriting, merchant banking and insurance company portfolio investment activities. Currently, bank holding companies are strictly limited in the amount of insurance and securities underwriting activities in which they may engage.

      GLBA also allows bank holding company companies to engage in any activity considered "financial" in nature or incidental to such financial activities. Under the existing Bank Holding Company Act, incidental activities are limited to those that are "banking" in nature or incidental to such banking activities.

      Financial activities include, as well as lending, providing insurance as an agent, broker or as principal, issuing annuities, underwriting, and dealing in or making a market in securities. All insurance activities that are to be conducted must be conducted in compliance with applicable state laws. In connection with insurance sales the United States Supreme Court case of Barnett Bank of Marion County N.A. v. Nelson, 116 S. Ct. 1103 (1996) is followed by GLBA, and GLBA further provides that "no state may, by statute, regulation, order, interpretation, or other action, prevent or significantly interfere with the ability of an insured depository institution, or a subsidiary or affiliate thereof, to engage, directly or indirectly, either by itself or in conjunction with a subsidiary, affiliate, or any other party, in any insurance sales, solicitation, or cross-marketing activity."

      The Community Reinvestment Act provisions in GLBA require that any new bank holding company that is formed meet the conditions that all of the company's insured depository institutions are well capitalized and well managed or received at least a satisfactory rating in the most recent Community Reinvestment Act examination.

      Other key aspects of GLBA include the following:

o streamlining bank holding company supervision by defining the roles of the Federal Reserve and other federal and state regulators;

o prohibiting FDIC assistance to affiliates and subsidiaries of banks and thrifts;

o allowing a national bank that is well capitalized and well managed to establish new operating subsidiaries that may engage in financial activities other than insurance underwriting, merchant banking, insurance company portfolio investments, real estate development and real estate investment, so long as the aggregate assets of all financial subsidiaries do not exceed 45% of the parent's assets or $50 billion, whichever is less;

o     permitting national banks to underwrite municipal bonds;

o providing that securities activities conducted by a bank subsidiary will be subject to regulation by the Securities and Exchange Commission;

o providing that insurance activities conducted by a bank subsidiary will be subject to regulation by the applicable state insurance authority;

o replacing broker-dealer exemptions allowed to banks with limited exemptions;

o providing that de novo unitary thrift holding company applications received by the Office of Thrift Supervision after May 4, 1999 shall not be approved;

o providing that existing unitary thrift holding companies may only be sold to financial companies;

o adopting new privacy provisions which allow customers to "opt out" of sharing nonpublic personal information with nonaffiliated third parties subject to certain exceptions;

o requiring that ATM's which impose a fee on noncustomers to disclose on the ATM screen the amount of the fee prior to a transaction becoming irrevocable on the ATM;

o providing regulatory relief to smaller banks with less than $250 million in total assets with respect to the frequency of CRA examinations. The time between examinations may be as long as five years for small banks and savings and loans; and

o     requiring plain language for federal banking agency regulations.

      On October 1, 1998, the FDIC adopted two new rules governing minimum capital levels that FDIC-supervised banks must maintain against the risks to which they are exposed. The first rule makes risk-based capital standards consistent for two types of credit enhancements (i.e., recourse arrangements and direct credit substitutes) and requires different amounts of capital for different risk positions in asset securitization transactions. The second rule permits limited amounts of unrealized gains on equity securities to be recognized for risk-based capital purposes.

      In August 1997, Assembly Bill 1432 ("AB1432") was signed into law, which provides for certain changes in the banking laws of California. Effective January 1, 1998 AB1432 eliminates the provisions regarding impairment of contributed capital and the assessment of shares when there is an impairment of capital. AB1432 now allows the California Department of Financial Institutions to close a bank, if the Department of Financial Institutions finds that the bank's tangible shareholders' equity is less than the greater of 3% of the bank's total assets or $1 million. AB1432 also moved administration of the Local Agency Program from the California Department of Financial Institutions to the California State Treasurer's office.

      The Economic Growth and Regulatory Paperwork Reduction Act (the "1996 Act") as part of the Omnibus Appropriations Bill, was enacted on September 30, 1996 and includes many banking related provisions. The most important banking provision is the recapitalization of the Savings Association Insurance Fund ("SAIF"). The 1996 Act provides for a one time assessment, payable on November 30, 1996, of approximately 65 basis points per $100 of deposits of SAIF insured deposits including SAIF insured deposits which were assumed by banks in acquisitions of savings associations. For the years 1997 through 1999 the banking industry will assist in the payment of interest on Financing Corporation ("FICO") bonds that were issued to help pay for the clean up of the savings and loan industry. After the Year 2000, banks will pay approximately 2.4 cents per $100 of deposits until the FICO bonds mature in 2017. There is a three year moratorium on conversions of SAIF deposits to Bank Insurance Fund ("BIF") deposits. The 1996 Act also has certain regulatory relief provisions for the banking industry. Lender liability under the Superfund is eliminated for lenders who foreclose on property that is contaminated provided that the lenders were not involved with the management of the entity that contributed to the contamination. There is a five year sunset provision for the elimination of civil liability under the Truth in Savings Act. The Federal Reserve Board and Department of Housing and Urban Development are to develop a single format for Real Estate Settlement Procedures Act and Truth in Lending Act ("TILA") disclosures. TILA disclosures for adjustable mortgage loans are to be simplified. Significant revisions are made to the Fair Credit Reporting Act ("FCRA") including requiring that entities which provide information to credit bureaus conduct an investigation if a consumer claims the information to be in error. Regulatory agencies may not examine for FCRA compliance unless there is a consumer complaint investigation that reveals a violation or where the agency otherwise finds a violation. In the area of the Equal Credit Opportunity Act, banks that self-test for compliance with fair lending laws will be protected from the results of the test provided that appropriate corrective action is taken when violations are found.

      It is impossible to predict what effect the enactment of certain of the above-mentioned legislation will have on United Security Bank and on the financial institutions industry in general. Moreover, it is likely that other bills affecting the business of banks may be introduced in the future by the United States Congress or California legislature.

Capital Ratios

      As of December 31, 2001, United Security Bank's leverage ratio was 8.81%, its Tier 1 risk-based capital ratio was 9.65%, and its total risk-based capital ratio was 10.85%. Based upon these capital ratios and United Security Bank's standing with the Federal Reserve Board, United Security Bank is considered a well capitalized institution.

                        Selected Financial Information

      The following table sets forth selected financial date of United Security Bank as of December 31, 2000, 1999, 1998, 1997 and 1996, respectively:

(Dollars in thousands,
  except per share data)       2000       1999       1998       1997       1996
                             -------    -------    -------    -------    -------

Interest income              $28,941    $21,920    $21,519    $17,267    $14,866
Interest expense              11,544      7,925      8,605      6,331      6,036
Provision for loan losses      1,580      1,025      1,200      1,200        700
Other income                   2,537      2,780      2,797      2,354      2,161
Other expense                  8,648      7,897      7,591      5,806      4,688
                             -------    -------    -------    -------    -------
Net income                     6,257      4,923      4,216      3,741      3,327

Earnings per share (basic)      1.16        .95        .82        .74        .66

Total assets                 356,832    281,531    279,950    243,596    161,733
Total deposits               271,862    238,863    252,474    220,066    141,784
Total equity                  33,749     28,316     24,989     21,651     18,591

               Price Range of United Security Bank's Common Stock

      The shares of United Security Bank's common stock are traded on NASDAQ under the symbol "UBFO". The shares of United Security Bank's common stock are not listed on a national exchange, and there is no established public market for United Security Bank common stock. United Security Bank currently has three market makers in its shares of common stock. These include Van Kasper & Company, Sutro & Company, and Hill, Thompson, Magid. United Security Bank is also aware of three securities dealers: Everen Securities, Smith Barney and Dean Witter Reynolds Inc., which periodically act as brokers in United Security Bank's common stock. The high and low sales prices and volume of trades concerning United Security Bank's common stock are provided in the chart below.

                                      Sales Prices(1)
                                 -------------------------          Number of
Calendar Quarter                  High               Low        Shares Traded(1)
----------------                 ------            -------      ----------------

    2001
First quarter                    $17.75             $15.75          101,900

    2000
Fourth quarter                   $17.38             $16.31          107,700
Third quarter                    $17.25             $16.50          225,200
Second quarter                   $18.00             $15.00          136,000
First quarter                    $20.50             $17.50          103,700

    1999
Fourth quarter                   $20.88             $16.00          124,470
Third quarter                    $15.83             $13.67          114,700
Second quarter                   $13.67             $13.33          113,800
First quarter                    $14.00             $13.33           89,800

----------

(1) Since the beginning of 1999, United Security Bank has issued one three-for-one stock split on October 1, 1999. The sales prices and number of shares have been retroactively adjusted for the stock split.

                                    Dividends

      United Security Bank has paid cash dividends of $.066 per share on January 27, 1999, April 28, 1999 and July 28, 1999; cash dividends of $.08 per share on October 27, 1999, January 28, 2000 and April 26, 2000; and cash dividends of $.10 per share on July 26, 2000, October 25, 2000 and January 24, 2001. The payment of dividends in the future is subject to the discretion of the Board of Directors of United Security Bank and will depend on United Security Bank's earnings, financial condition and other relevant factors, including applicable regulatory orders and restrictions with respect to dividends. United Security Bank issued a two-for-one stock dividend on January 22, 1997 to shareholders of record as of January 16, 1997; and issued a three-for-one stock dividend on October 1, 1999 to shareholders of record as of September 15, 1999. After the reorganization, it is expected that United Security Bank will pay a dividend to United Security Bancshares in the amount of approximately $30,000 to pay for the reorganization costs and initial capitalization and provide United Security Bancshares with working capital. If the reorganization is approved, dividends to shareholders may be paid by United Security Bancshares. The payment of cash dividends by United Security Bancshares in the future is subject to the discretion of the Board of Directors of United Security Bancshares and will depend on United Security Bank paying a cash dividend to United Security Bancshares. United Security Bank's ability to pay a cash dividend to United Security Bancshares will depend on United Security Bank's earnings, financial condition and other relevant factors, including applicable regulatory orders and restrictions with respect to dividends. No cash dividends by United Security Bancshares are expected to be paid in the immediate future.

                       Unaudited Pro Forma Capitalization

      The following table sets forth the unaudited actual capitalization of United Security Bank at December 31, 2000, the proposed capitalization of USB Merger Company and United Security Bancshares immediately prior to completion of the reorganization, and the pro forma capitalization of United Security Bank and United Security Bancshares on a consolidated basis to reflect the completion of the reorganization.

                                                                                    Pro Forma of
                                                                                  United Security
                                                                                  Bancshares and
                         United Security          USB           United Security   United Security
                             Bank(1)        Merger Company(2)    Bancshares(3)        Bank
                         ---------------    -----------------   ---------------   ---------------
                           (Unaudited)         (Unaudited)        (Unaudited)       (Unaudited)
Shareholders' Equity:
  Common stock             $19,178,104            $ 100               $ 150       $19,178,104
  Other capital accounts    14,571,115                0                   0        14,571,115
                           -----------            -----               -----       -----------

    Total                  $33,749,219            $ 100               $ 150       $33,749,219
                           ===========            =====               =====       ===========

Per Share Data:
  Common stock
    Authorized              10,000,000        1,000,000          10,000,000        10,000,000
    Outstanding              5,458,606              100                 100         5,458,606

----------

(1)   Capital stock and outstanding shares are stated as of December 31, 2000.

(2) Funds to capitalize USB Merger Company were obtained by issuing 100 shares to United Security Bancshares for $100. At the time of the reorganization, United Security Bancshares will receive $100, and the shares of USB Merger Company common stock will be exchanged for shares of United Security Bank common stock.

(3) Funds to capitalize United Security Bancshares were obtained by a loan in the amount of $30,000 and the issuing of a total of 100 shares of United Security Bancshares for the sum of $150.00 Upon completion of the reorganization, the loan will be repaid and the 100 shares will be repurchased by United Security Bancshares.

      As of December 31, 2000, United Security Bank had issued and outstanding 5,458,606 shares of common stock which, based upon the December 31, 2000 total shareholders' equity of United Security Bank of $33.7 million results in a book value of $6.18 per share for United Security Bank common stock. After the reorganization and the one-for-one share exchange of United Security Bank common stock for United Security Bancshares common stock, and based on the shares outstanding as of the March 20, 2001 record date, United Security Bancshares will have 5,486,906 shares of common stock issued and outstanding, plus any additional shares up to 345,130 shares of common stock which become outstanding pursuant to the exercise of outstanding stock options under United Security Bank's 1995 stock option plan.

                    Financial Statements and Related Matters

      United Security Bank's audited statements of condition as of December 31, 2000 and 1999 and related audited statements of earnings, changes in stockholders' equity and cash flows for each of the years ended December 31, 2000 and 1999, prepared in conformity with generally accepted accounting principles, report of independent public accountants, management's discussion and analysis of financial condition and the results of operations are set forth in United Security Bank's 2000 Annual Report to Shareholders which is being delivered with this proxy statement/prospectus.

                       Management of United Security Bank

Directors and Executive Officers

      The following table sets forth, as of March 20, 2001, the names of, and certain information regarding, the directors of United Security Bank.

                               Year First          Principal Occupation
   Name and Title              Appointed                 During the
Other than Director      Age    Director              Past Five Years
-----------------------  ---  ----------- --------------------------------------

William J. Asbury,       55       1986    Orthodontist.
D.D.S.

Robert G. Bitter,        62       1986    Clinical Pharmacist at Madera
Pharm. D., Secretary                      Community Hospital and Owner of
                                          Berenda Creek Ranch and Partner in
                                          Selma Shopping Center.

Stanley J. Cavalla       50       2000    Vice President of Suburban Steel,
                                          Inc. and Vice President of Tri State
                                          Stairway Corp.

Tom Ellithorpe           58       1986    Owner of Insurance Buying Service.

Ronnie D. Miller         59       1986    President of Ron Miller Enterprises,
Vice Chairman                             Inc., dba Fresno Motor Sales and
                                          Fresno Commercial Lenders.

Mike Munoz, Jr.          58       2001    President of Ventura Supermarket,
                                          Inc., President of R & M Supermarket,
                                          Inc., President of Selma Cost Less
                                          Market, Inc. and President of Dinuba
                                          Cost Less Supermarket, Inc.

Walter Reinhard          71       1991    Retired.  Owner of Reinhard's Cabinet.

John Terzian             68       1986    Retired.  Former owner of Tollhouse
                                          Enterprises, Inc., dba Peacock Market.

Bobbi Thomason           71       1995    Owner of Thomason Tractor Company of
                                          California.

Evan Weeth               66       1995    Private investor.

Dennis R. Woods          53       1986    Chairman of the Board, President and
Chairman, President and                   Chief Executive Officer of United
Chief Executive Officer                   Security Bank.

      All of the above directors, other than Dr. Asbury and Mr. Weeth who are resigning immediately prior to the meeting, are nominees for the members of United Security Bank's Board of Directors. In addition, all of the directors named above, other than Mr. Munoz, Jr., have served as members of United Security Bank's Board of Directors during the year 2000. Mr. Munoz, Jr. was appointed as a director on March 28, 2001. All nominees will continue to serve if elected at the meeting until the 2002 annual meeting of shareholders and until their successors are elected and have been qualified. None of the directors were selected pursuant to any arrangement or understanding other than with the directors and executive officers(1) of United Security Bank acting within their capacities as such. There are no family relationships between any of the directors of United Security Bank. No director of United Security Bank serves as a director of any company which has a class of securities registered under, or which is subject to the periodic reporting requirements of, the Securities Exchange Act of 1934, or of any company registered as an investment company under the Investment Company Act of 1940.

The Board of Directors and Committees

      United Security Bank's Board of Directors met twelve (12) times in 2000. None of United Security Bank's directors attended less than 75 percent of all Board of Directors' meetings and committee meetings of which they were a member.

      United Security Bank has an audit committee which meets as needed to review examinations of the Federal Reserve Board, the Department of Financial Institutions and Moss Adams LLP, United Security Bank's auditor. The audit committee consists of Ms. Thomason (chairman), and all outside directors. Mr. Woods does not serve on the audit committee. The audit committee met five (5) times during 2000. The audit committee functions are to review all internal and external audits, report any significant findings to the Board of Directors, and ensure that the internal audit plans are met, programs are carried out, and weaknesses are promptly responded to. The audit committee meets annually to discuss and review the overall audit plan. The Board of Directors has adopted a written charter for the audit committee which is attached as Exhibit B to this proxy statement/prospectus.

Audit Committee Report

      This report of the audit committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that United Security Bank specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Acts.

      The audit committee has reviewed United Security Bank's audited financial statements and discussed such statements with management. The audit committee has discussed with

----------

(1) As used in this proxy statement, the term "executive officer" of United Security Bank includes the President/Chief Executive Officer, Senior Vice President/Chief Financial Officer, Senior Vice President/Chief Credit Officer and Senior Vice President/Chief Operating Officer.

Moss Adams LLP, United Security Bank's independent auditors during the year 2000, the matters required to be discussed by Statement of Auditing Standards No. 61 (Communication with Audit and Finance Committees, as amended).

      The audit committee received written disclosures and a letter from Moss Adams LLP, required by Independence Standards Board Standard No. 1 and has discussed with them their independence from management. The audit committee has also considered whether the independent auditors' provision of other non-audit services is compatible with the auditors' independence.

      Based on the review and discussions noted above, the audit committee recommended to the Board of Directors that United Security Bank's audited financial statements be included in United Security Bank's Annual Report on Form 10-K for the year ended December 31, 2000, for filing with the Federal Reserve Board.

      The audit committee has also confirmed that there have been no new circumstances or developments since their respective appointments to the audit committee that would impair any member's ability to act independently.

      The Audit Committee

            Bobbi Thomason, Chairman         Ronnie Miller
            William Asbury                   Walter Reinhard
            Robert Bitter                    John Terzian
            Stanley Cavalla                  Evan Weeth
            Tom Ellithorpe

      United Security Bank has a personnel committee which met one (1) time in 2000. The personnel committee consists of Mr. Ellithorpe (chairman) and Messrs. Cavalla, Miller, Weeth and Woods. The purpose of the personnel committee is to set policies, review salary recommendations, grant stock options and approve other personnel matters which are in excess of management's authority.

Personnel Committee Report

      Compensation Policies

      The personnel committee establishes the overall executive compensation guidelines of United Security Bank and establishes the compensation plans and specific compensation levels of the Chief Executive Officer and other executive officers. The personnel committee reviews its approach to executive compensation annually.

      The personnel committee believes that executive officer compensation should be closely aligned with the performance of United Security Bank on a short-term and long-term basis, and that such compensation should be structured to assist United Security Bank in attracting and retaining key executives critical to its long-term success. To that end, the personnel committee's policy for compensation packages of executive officers consists of three components: (i) an annual base salary; (ii) the potential to earn incentive bonuses dependent on United Security Bank's performance and, in certain cases, individual performance as well, and (iii) stock option awards and salary continuation plans designed to link shareholder interests with those of executive management by providing long-term incentives to executive officers of United Security Bank. The performance based aspects, items (ii) and (iii) above, are considered major elements of the overall compensation program.

      Executive Officer Compensation

      Base Salary: Effective January 1, 1997, the personnel committee established a fixed based salary program whereby executive's base salaries were frozen. Future compensation increases are achieved through the performance based aspects of compensation. In establishing fixed base salaries, the personnel committee considered salaries of comparably sized California banks, banks earning between $3 and $4 million per year, as well as local area banks. The information was compiled from a variety of sources including the California Banker's Association, proxy materials, and other independent sources. However, executive officers may have their salaries adjusted from time to time as the size, complexity, and earnings of United Security Bank change, in order to ensure that total compensation remains competitive. The fixed based salary program was reviewed during 2000, and the base salaries were increased for the Chief Executive Officer and the other three executive officers as a result of the significant asset and earnings growth since the plan was first enacted in 1997.

      Annual Incentives: The personnel committee believes that incentives for officers are a key component for ensuring continued growth in shareholder value through increased earnings. Accordingly, executive officers earn bonuses based upon United Security Bank achieving the Board approved "Annual Profit Plan Net Income" each year.

      Additionally, with the exception of the Chief Executive Officer, executive officers can earn a Super Premier Bonus Program based on the percentage that United Security Bank's return on beginning equity exceeds 100% of the average return on beginning equity and operating income divided by average total assets of all California based Super Premier Performing Banks as reported by The Findley Reports. The Super Premier Bonus Program is designed to reward participating officers when United Security Bank's performance in these two areas exceed the average of the best rated banks in the state, according to The Findley Reports.

      All executive officers are entitled to participate in United Security Bank's ESOP and 401(K) programs but are subject to more stringent matching bank contributions than other employees of United Security Bank, as required by regulation.

      Long-term Incentives: Long-term incentives are provided through the grant of stock options to certain employees of United Security Bank including executive officers. Incentive stock options are granted at the market value prevailing on the date of grant and are intended to retain and motivate key management to improve United Security Bank's long-term shareholder value, as the options only have value if the market price of the underlying stock appreciates after the date granted. At December 31, 2000, stock options that have been granted to key management and remain outstanding totaled 309,888 shares, including 159,988 to the Chief Executive Officer, 102,000 to other executive officers (3 total), and 47,900 to other senior management (3 total).

      A component of United Security Bank's 401(k)/ESOP recognizes and rewards employees' contributions to its successful operation by enabling those employees to acquire a proprietary interest in its shares of common stock. Under the ESOP portion of the plan, United Security Bank contributes funds which are used to purchase United Security Bank's common stock from the open market, for each eligible employee's account in an amount proportionate to the employee's compensation. United Security Bank's contribution is at the discretion of the Board of Directors and had been 8% of employee compensation for each of the years since its inception in 1994 through 1999. For the year ended December 31, 2000, United Security Bank's contribution was 10% of employee compensation. Employees thereby have a vested interest in contributing on an ongoing basis to the profitability of United Security Bank, and with a vesting period of seven years, they have the additional incentive to remain with United Security Bank on a long-term basis.

      Chief Executive Officer Compensation

      Since Mr. Woods became the Chief Executive Officer in 1993, United Security Bank's performance and competitive position have improved significantly. United Security Bank's earnings have increased 550% since that time, and dividends have increased every year; a total of 180% over the period. Total assets, deposits, and loans have more than doubled during that same period. Much of this growth has come from mergers and acquisitions which in turn have strengthened United Security Bank's strategic position and competitive growth outlook for the future.

      Base Salary: Mr. Woods is subject to the same fixed salary program as other executive officers in United Security Bank effective January 1, 1997. As such, the personnel committee targeted Mr. Woods' base salary at the competitive median for comparable sized California banks demonstrating comparable net earnings as taken from a variety of reliable sources. Mr. Woods' base salary of $165,000 at December 31, 1999 was increased to $239,000 during 2000 and was believed reasonable by the personnel committee based upon reference to competitive pay practices and the previously described compensation approach to executive officers. The personnel committee believes that the Performance Based Compensation Program, as it relates to the Chief Executive Officer, offers substantial additional compensation incentives to reward Mr. Woods for successful results.

      Performance Based Compensation: Mr. Woods is eligible to participate in the same short-term and long-term incentive plans as the other executive officers of United Security Bank, except the Super Premier Bonus plan. In addition, the terms of the bonus plan for the Chief Executive Officer are different than the other executive officers.

      Mr. Woods' entire performance based compensation is tied directly to net income of United Security Bank. Pursuant to the provisions of the Performance Based Compensation Plan for the Chief Executive Officer, Mr. Woods was awarded a cash bonus totaling $260,264 as a result of United Security Bank's performance during 2000.

      As noted, United Security Bank's executive compensation policy is based primarily on performance. The personnel committee believes Mr. Woods has managed United Security Bank well, and has achieved above-normal results, not only in terms of earnings and asset growth, but also in overall stockholder value.

      Members of the Personnel Committee

            Dennis R. Woods          Tom Ellithorpe
            Ronnie D. Miller         G. Evan Weeth
            Stanley J. Cavalla

      The Personnel Committee Interlocks and Insider Participation

      Messrs. Cavalla, Ellithorpe, Miller, Weeth and Woods served as members of the personnel committee during 2000. Mr. Woods serves as the President and Chief Executive Officer of United Security Bank. There are no personnel committee interlocks between United Security Bank and other entities involving United Security Bank's executive officers or Board members.

  [The following table was depicted as a line chart in the printed material.]


                                                   Period Ending
--------------------------------------------------------------------------------------------
Index                   12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
--------------------------------------------------------------------------------------------
United Security Bank      100.00      133.32      238.52      288.65      418.42      357.65
S&P 500                   100.00      122.86      163.86      210.64      254.97      231.74
SNL < $250M Bank Index    100.00      126.34      206.17      195.98      172.09      170.38
SNL < $500M Bank Index    100.00      128.71      219.41      200.34      185.44      178.90

      United Security Bank also has a director performance committee which met five (5) times in 2000. The director performance committee consisted of Tom Ellithorpe (chairman) and Messrs. Cavalla, Miller and Woods. The purpose of the director performance committee is to evaluate the directors for various performance rating factors to determine each director's monthly director's fees and to make recommendations to the Board of Directors regarding nominees for election of directors.

Compensation of Directors and Executive Officers

      Director Compensation

      During 2000, directors of United Security Bank were compensated for monthly Board meetings based on a performance rating structure ranging from a minimum of $700 per meeting up to $1,000 per meeting. In addition, the vice chairman received an additional $200 per meeting and the secretary received an additional $250 per meeting. Also, directors, other than Mr. Woods, were paid $300 for their attendance at committee meetings, other than loan committee meetings, and were paid $400 for their attendance at loan committee meetings, if such committee meeting was held on a day other than the regular Board of Directors' meeting. During 2001, the directors of United Security Bank will continue to be compensated.

      In September, 1995, each director of United Security Bank, other than Mr. Woods, received a stock option under United Security Bank's 1995 Stock Option Plan to acquire 15,000 shares of common stock, post 100% stock dividend and 3-for-1 stock split. The exercise price for these shares is $5.21 per share, post 100% stock dividend and 3-for-1 stock split. The options are for a term of ten years expiring in September, 2005. The vesting of the director options is 20% of the total option amount per year with the first 20% amount having vested in September, 1996.

      Director Emeritus Plan

      During 1995, United Security Bank also established a Directors Emeritus Plan. Those directors who (i) retire as directors of United Security Bank or
(ii) retired as directors of Golden Oak Bank and who signed a shareholder's agreement, are eligible to participate in the Directors Emeritus Plan. Each Director Emeritus will be a lifetime position or until a Director Emeritus shall sell a majority of his or her ownership in United Security Bank. Directors Emeritus receive a monthly fee of $200, and receive preferential deposit and customer service with free checking as long as they serve as a Director Emeritus. Director Emeritus benefits terminate upon (i) the ultimate sale of United Security Bank, (ii) the sale of a majority of the Director Emeritus' shares of United Security Bank's common stock, or (iii) the finding by United Security Bank's Board of Directors that the Director Emeritus is engaging in activities or making statements which are detrimental to United Security Bank or United Security Bank's public image.

      Executive Officers

      The following table sets forth information, as of March 20, 2001, concerning executive officers of United Security Bank:

                                      Position and Principal Occupation
     Name              Age               For  the  Past  Five Years
------------------     ---    --------------------------------------------------

Dennis R. Woods        53     President and Chief Executive Officer of United
                              Security Bank.

Kenneth L. Donahue     52     Senior Vice President and Chief Financial Officer
                              of United Security Bank

Rhodlee A. Braa        59     Senior Vice President and Chief Credit Officer of
                              United Security Bank.

David L. Eytcheson     60     Senior Vice President and Chief Operating Officer
                              of United Security Bank.

Executive Compensation

The persons serving as the executive officers of United Security Bank received during 2000, and are expected to continue to receive in 2001, cash compensation in their capacities as executive officers of United Security Bank.

The following Summary Compensation Table indicates the compensation of United Security Bank's executive officers.

                           Summary Compensation Table

-------------------------------------------------------------------------------------------------------------------------
                                                                              Long Term Compensation
                                                                       -------------------------------------
                             Annual Compensation                                Awards            Payouts
-------------------------------------------------------------------------------------------------------------------------
             (a)                 (b)      (c)        (d)        (e)        (f)          (g)          (h)          (i)
-------------------------------------------------------------------------------------------------------------------------
                                                               Other
                                                              Annual   Restricted                              All Other
          Name and                                            Compen-     Stock                     LTIP       Compen-
          Principal                     Salary      Bonus     sation    Award(s)     Options/      Payouts      sation
          Position              Year      ($)        ($)        ($)        ($)         SARs          ($)        ($)(3)
-------------------------------------------------------------------------------------------------------------------------
Dennis R. Woods                 2000  $216,646(1)  $201,680      0          0            0            0          $35,123
President and Chief            ------------------------------------------------------------------------------------------
Executive Officer               1999  $180,973(2)  $222,722      0          0            0            0          $30,834
                               ------------------------------------------------------------------------------------------
                                1998  $180,973(2)  $153,318      0          0            0            0          $25,283
-------------------------------------------------------------------------------------------------------------------------
Kenneth L. Donahue              2000   $99,691      $36,601      0          0            0            0          $23,961
Senior Vice President and      ------------------------------------------------------------------------------------------
Chief Financial Officer         1999   $86,994      $45,171      0          0            0            0          $20,126
                               ------------------------------------------------------------------------------------------
                                1998   $87,518      $36,073      0          0            0            0          $19,012
-------------------------------------------------------------------------------------------------------------------------
David L. Eytcheson              2000   $99,691      $36,601      0          0            0            0          $23,966
Senior Vice President and      ------------------------------------------------------------------------------------------
Chief Operating Officer         1999   $86,797      $45,171      0          0            0            0          $20,110
                               ------------------------------------------------------------------------------------------
                                1998   $87,518      $36,961      0          0            0            0          $18,008
-------------------------------------------------------------------------------------------------------------------------
Rhodlee A. Braa                 2000   $99,045      $36,601      0          0            0            0          $23,869
Senior Vice President and      ------------------------------------------------------------------------------------------
Chief Credit Officer            1999   $86,458      $45,171      0          0            0            0          $20,056
                               ------------------------------------------------------------------------------------------
                                1998   $87,424      $34,500      0          0            0            0          $18,795
-------------------------------------------------------------------------------------------------------------------------

(1)   Includes $11,800 in directors fees.
(2)   Includes $10,800 in directors fees.
(3) This amount represents United Security Bank's contribution under United Security Bank's Cash or Deferred 401(k) Plan, United Security Bank's Employee Stock Ownership Plan and the cost of premiums for excess disability, medical and life insurance.

                  Option/SAR Exercises and Year-End Value Table

            Aggregated Option/SAR Exercises in Last Fiscal Year and
                           Year-End Option/SAR Value

-------------------------------------------------------------------------------------------------------------------------
          (a)                       (b)                     (c)                     (d)                     (e)
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         Value of
                                                                                 Number of            Unexercised In-
                                                                                Unexercised              the-Money
                                                                              Options/SARs at         Options/SARs at
                                                                               Year-End (#)            Year-End ($)
                            Shares Acquired on        Value Realized           Exercisable/            Exercisable/
         Name                  Exercise (#)                 ($)                Unexercisable           Unexercisable
-------------------------------------------------------------------------------------------------------------------------
Dennis R. Woods                   30,970                 $401,202              Options Only            Options Only
                                                                              115,990/45,000        $1,120,091/$382,275
-------------------------------------------------------------------------------------------------------------------------
Kenneth L. Donahue                60,000                 $820,200              Options Only            Options Only
                                                                               18,000/12,000         $108,810/$72,540
-------------------------------------------------------------------------------------------------------------------------
David L. Eytcheson                24,000                 $358,080              Options Only            Options Only
                                                                               18,000/12,000         $108,810/$72,540
-------------------------------------------------------------------------------------------------------------------------
Rhodlee A. Braa                   48,000                 $612,000              Options Only            Options Only
                                                                               30,000/12,000         $145,523/$72,540
-------------------------------------------------------------------------------------------------------------------------

      Mr. Woods has a salary continuation agreement with United Security Bank which provides that United Security Bank will pay him $100,000 per year for 15 years following his retirement from United Security Bank at age 61 ("Retirement Age"). In the event of disability while Mr. Woods is actively employed prior to Retirement Age, he will have the option to take a benefit amount based on the vesting schedule below for 15 years beginning at the earlier of the time when he reaches age 61 or the date on which he is no longer entitled to disability benefits under his principal disability insurance policy. In the event Mr. Woods dies while actively employed by United Security Bank prior to Retirement Age, his beneficiary will receive from United Security Bank $100,000 per year for 15 years beginning one month after his death. In the event of termination without cause, early retirement, or voluntary termination, Mr. Woods shall receive a benefit amount based on the vesting schedule below for 15 years beginning with the month following the month in which Mr. Woods terminates employment and attains age 61. The vesting schedule is 25% for the first year of service beginning July 3, 1996, 15% for the second year of service, 10% for the third year of service, 6% per year of service for the following eight years of service and 2% for the twelfth year of service. In the event Mr. Woods is terminated for cause he will forfeit any benefits from the salary continuation agreement.

      In addition, Mr. Woods also has an Agreement with United Security Bank for severance compensation in the event there is a change in control of United Security Bank. The Agreement is for a term of five years beginning August 19, 1996. Pursuant to the Agreement, in the event there is an Acquisition (as defined in the Agreement) of United Security Bank, and Mr. Woods is (i) not retained by the resulting corporation for a period of three years from the time of consummation of the Acquisition in a position comparable to that of the highest level executive vice president of the resulting corporation or a position accepted by Mr. Woods or (ii) the resulting corporation reduces Mr. Woods' base salary from his base salary at the closest time prior to the Acquisition by more than 10% at any time within three years after the time of consummation of the Acquisition, then the resulting corporation shall pay Mr. Woods a lump sum amount in cash equal to the sum of (i) the last three (3) years of his total compensation, inclusive of his base annual salary and bonus for each year in such three year period and (ii) the amount necessary to cover any "golden parachute taxes" that may be assessed pursuant to Section 280G of the Internal Revenue Code.

      Mr. Donahue has a salary continuation agreement with United Security Bank which provides that United Security Bank will pay him $50,000 per year for 15 years following his retirement from United Security Bank at age 59 ("Retirement Age"). In the event of disability while Mr. Donahue is actively employed prior to Retirement Age, he will have the option to take a benefit amount based on the vesting schedule below for 15 years beginning at the earlier of the time when he reaches age 59 or the date on which he is no longer entitled to disability benefits under his principal disability insurance policy. In the event Mr. Donahue dies while actively employed by United Security Bank prior to Retirement Age, his beneficiary will receive from United Security Bank $50,000 per year for 15 years beginning one month after his death. In the event of termination without cause, early retirement, or voluntary termination, Mr. Donahue shall receive a benefit amount based on the vesting schedule below for 15 years beginning with the month following the month in which Mr. Donahue terminates employment and attains age 59. The vesting schedule is 8.33% for each year of service beginning January 1, 1997. In the event

Mr. Donahue is terminated for cause he will forfeit any benefits from the salary continuation agreement.

      In addition, Mr. Donahue also has an Agreement with United Security Bank for severance compensation in the event there is a change in control of United Security Bank. The Agreement is for a term of five years beginning February 24, 1997. Pursuant to the Agreement, in the event there is an Acquisition (as defined in the Agreement) of United Security Bank, and Mr. Donahue is (i) not retained by the resulting corporation for a period of one year from the time of consummation of the Acquisition in a position comparable to that of a vice president of the resulting corporation or a position accepted by Mr. Donahue or
(ii) the resulting corporation reduces Mr. Donahue's base salary from his base salary at the closest time prior to the Acquisition by more than 10% at any time within one year after the time of consummation of the Acquisition, then the resulting corporation shall pay Mr. Donahue a lump sum amount in cash equal to the sum of (i) his last year's total compensation, inclusive of his base annual salary and bonus and (ii) the amount necessary to cover any "golden parachute taxes" that may be assessed pursuant to Section 280G of the Internal Revenue Code.

      Mr. Eytcheson has a salary continuation agreement with United Security Bank which provides that United Security Bank will pay him $50,000 per year for 15 years following his retirement from United Security Bank at age 68 ("Retirement Age"). In the event of disability while Mr. Eytcheson is actively employed prior to Retirement Age, he will have the option to take a benefit amount based on the vesting schedule below for 15 years beginning at the earlier of the time when he reaches age 68 or the date on which he is no longer entitled to disability benefits under his principal disability insurance policy. In the event Mr. Eytcheson dies while actively employed by United Security Bank prior to Retirement Age, his beneficiary will receive from United Security Bank $50,000 per year for 15 years beginning one month after his death. In the event of termination without cause, early retirement, or voluntary termination, Mr. Eytcheson shall receive a benefit amount based on the vesting schedule below for 15 years beginning with the month following the month in which Mr. Eytcheson terminates employment and attains age 68. The vesting schedule is 8.33% for each year of service beginning January 1, 1997. In the event Mr. Eytcheson is terminated for cause he will forfeit any benefits from the salary continuation agreement.

      In addition, Mr. Eytcheson also has an Agreement with United Security Bank for severance compensation in the event there is a change in control of United Security Bank. The Agreement is for a term of five years beginning February 24, 1997. Pursuant to the Agreement, in the event there is an Acquisition (as defined in the Agreement) of United Security Bank, and Mr. Eytcheson is (i) not retained by the resulting corporation for a period of one year from the time of consummation of the Acquisition in a position comparable to that of a vice president of the resulting corporation or a position accepted by Mr. Eytcheson or (ii) the resulting corporation reduces Mr. Eytcheson's base salary from his base salary at the closest time prior to the Acquisition by more than 10% at any time within one year after the time of consummation of the Acquisition, then the resulting corporation shall pay Mr. Eytcheson a lump sum amount in cash equal to the sum of (i) his last year's total compensation, inclusive of his base annual salary and bonus and (ii) the amount necessary to cover any "golden parachute taxes" that may be assessed pursuant to Section 280G of the Internal Revenue Code.

      Mr. Braa has a salary continuation agreement with United Security Bank which provides that United Security Bank will pay him $50,000 per year for 15 years following his retirement from United Security Bank at age 66 ("Retirement Age"). In the event of disability while Mr. Braa is actively employed prior to Retirement Age, he will have the option to take a benefit amount based on the vesting schedule below for 15 years beginning at the earlier of the time when he reaches age 66 or the date on which he is no longer entitled to disability benefits under his principal disability insurance policy. In the event Mr. Braa dies while actively employed by United Security Bank prior to Retirement Age, his beneficiary will receive from United Security Bank $50,000 per year for 15 years beginning one month after his death. In the event of termination without cause, early retirement, or voluntary termination, Mr. Braa shall receive a benefit amount based on the vesting schedule below for 15 years beginning with the month following the month in which Mr. Braa terminates employment and attains age 66. The vesting schedule is 8.33% for each year of service beginning January 1, 1997. In the event Mr. Braa is terminated for cause he will forfeit any benefits from the salary continuation agreement.

      In addition, Mr. Braa also has an Agreement with United Security Bank for severance compensation in the event there is a change in control of United Security Bank. The Agreement is for a term of five years beginning February 24, 1997. Pursuant to the Agreement, in the event there is an Acquisition (as defined in the Agreement) of United Security Bank, and Mr. Braa is (i) not retained by the resulting corporation for a period of one year from the time of consummation of the Acquisition in a position comparable to that of a vice president of the resulting corporation or a position accepted by Mr. Braa or
(ii) the resulting corporation reduces Mr. Braa's base salary from his base salary at the closest time prior to the Acquisition by more than 10% at any time within one year after the time of consummation of the Acquisition, then the resulting corporation shall pay Mr. Braa a lump sum amount in cash equal to the sum of (i) his last year's total compensation, inclusive of his base annual salary and bonus and (ii) the amount necessary to cover any "golden parachute taxes" that may be assessed pursuant to Section 280G of the Internal Revenue Code.

                             Independent Accountants

      The firm of Moss Adams LLP served as certified independent public accountants for United Security Bank with respect to the year 2000, and Moss Adams LLP has been appointed as United Security Bank's certified independent public accountants for 2001. United Security Bank's Board has determined the firm of Moss Adams LLP to be fully independent of the operations of United Security Bank.

      Aggregate fees billed by Moss Adams LLP to United Security Bank for the year ended 2000 are as follows:

            Audit fees           $67,304.50
            Tax preparation      $ 5,500.00

      Moss Adams LLP audited United Security Bank's financial statements for the year ended December 31, 2000. It is anticipated that a representative of Moss Adams LLP will be present at the meeting and will be available to respond to appropriate questions from shareholders at the meeting.

                              Shareholder Proposals

      Shareholder proposals to be submitted for presentation at the 2002 annual meeting of shareholders of United Security Bank must be received by United Security Bank no later than December 31, 2001.

                              Certain Transactions

      Some of the directors and executive officers of United Security Bank and their immediate families, as well as the companies with which they are associated, are customers of, or have had banking transactions with, United Security Bank in the ordinary course of United Security Bank's business, and United Security Bank expects to have banking transactions with such persons in the future. In management's opinion, all loans and commitments to lend in such transactions were made in compliance with applicable laws and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness and in the opinion of management did not involve more than a normal risk of collectibility or present other unfavorable features.

                                  Other Matters

      Management does not know of any matters to be presented at the meeting other than those set forth above. However, if other matters come before the meeting, it is the intention of the persons named in the accompanying proxy to vote the shares represented by the proxy in accordance with the recommendations of management on such matters, and discretionary authority to do so is included in the proxy.

                                  Legal Matters

      Certain legal matters in connection with the issuance of the shares of United Security Bancshares' common stock will be passed upon by Gary Steven Findley & Associates, Anaheim, California.

Exhibit A

                   PLAN OF REORGANIZATION AND MERGER AGREEMENT

      This Plan of Reorganization and Merger Agreement ("Agreement") is made and entered into as of this ____ day of April, 2001 by and between United Security Bank (the "Bank") and USB Merger Company ("Subsidiary"), to which United Security Bancshares (the "Holding Company") is a party.

                            RECITALS AND UNDERTAKINGS

      A. The Bank is a California banking corporation with its head banking office in Fresno, County of Fresno, State of California. Subsidiary and the Holding Company are each corporations duly organized and existing under the laws of the State of California with their principal offices in Fresno, County of Fresno, State of California.

      B. As of the date hereof, the Bank has 10,000,000 shares of no par value common stock authorized and 5,489,906 shares outstanding. It is anticipated that prior to the Effective Date (as defined in Section 1.2 herein), the Bank will have no more than 5,832,036 shares outstanding, reflecting the number of shares of common shares outstanding as of the date of this Agreement (5,489,906) plus the possible exercise of all stock options presently granted but unexercised (342,088).

      C. As of the date hereof, Subsidiary has an authorized maximum number of shares of capital stock of 1,000 shares, and at the Effective Date of the merger 100 of such shares will be issued and outstanding, all of which shares will be owned by the Holding Company.

      D. As of the date hereof, the Holding Company has an authorized maximum number of shares of capital stock consisting of 10,000,000 shares of no par value common stock, 100 of which will be outstanding at the time of the merger referred to herein.

      E. The Boards of Directors of the Bank and Subsidiary have, respectively, approved this Agreement and authorized its execution, and the Board of Directors of the Holding Company has approved this Agreement, undertaken that the Holding Company shall join in and be bound by it, and authorized the undertakings hereinafter made by the Holding Company.

      F. The parties intend by this Agreement to set forth the terms and conditions of a "reorganization" under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended.

      NOW, THEREFORE, in consideration of the mutual agreements of the parties contained herein, the parties hereby agree as follows:

Section 1. General

      1.1 The Merger. On the Effective Date, Subsidiary shall be merged into the Bank, and the Bank shall be the surviving corporation (the "Surviving Corporation") and a subsidiary of the Holding Company, and its name shall continue to be "United Security Bank."

      1.2 Effective Date. This Agreement shall become effective at the close of business on the day on which this Agreement shall have been filed with the Secretary of State of the State of California in accordance with Section 1103 of the California General Corporation Law (the "Effective Date").

      1.3 Articles of Incorporation and Bylaws. On the Effective Date, the Articles of Incorporation of the Bank, as in effect immediately prior to the Effective Date, shall be and remain the Articles of Incorporation of the Surviving Corporation; the Bylaws of the Bank shall be and remain the Bylaws of the Surviving Corporation until altered, amended or repealed; the certificate of authority of the Bank issued by the Commissioner of the California Department of Financial Institutions ("CDFI") shall be and remain the certificate of authority of the Surviving Corporation; and the Bank's insurance of deposits coverage by the Federal Deposit Insurance Corporation ("FDIC") shall be and remain the deposit insurance of the Surviving Corporation.

      1.4 Directors and Officers of the Surviving Corporation. On the Effective Date, the directors and officers of the Bank immediately prior to the Effective Date shall be and remain the directors and officers of the Surviving Corporation. Directors of the Surviving Corporation shall serve until the next annual meeting of shareholders of the Surviving Corporation or until such time as their successors are elected and have qualified.

      1.5 Effect of the Merger.

            a. Assets and Rights. Upon the merger becoming effective, all rights, privileges, franchises and property of Subsidiary, and all debts and liabilities due or to become due to Subsidiary, including things in action and every interest or asset of conceivable value or benefit, shall be deemed fully and finally and without any right of reversion transferred to and vested in the Surviving Corporation without further act or deed, and the Surviving Corporation shall have and hold the same in its own right as fully as the same was possessed and held by Subsidiary.

            b. Liabilities. Upon the merger becoming effective, all debts, liabilities, and obligations due or to become due of, and all claims or demands for any cause existing against Subsidiary shall be and become the debts, liabilities, obligations of, and the claims and demands against, the Surviving Corporation in the same manner as if the Surviving Corporation had itself incurred or become liable for them.

            c. Creditors' Rights and Liens. Upon the merger becoming effective, all rights of creditors of Subsidiary, and all liens upon the property of Subsidiary, shall be preserved unimpaired, limited in lien to the property affected by the liens immediately prior to the time of the merger.

            d. Pending Actions. Upon the merger becoming effective, any action or proceeding pending by or against Subsidiary shall not be deemed to have abated or been discontinued, but may be prosecuted to judgment, with the right to appeal or review as in other cases, as if the merger had not taken place or the Surviving Corporation may be substituted for Subsidiary.

      1.6 Further Assurances. The Bank and Subsidiary each agree that at any time, or from time to time, as and when requested by the Surviving Corporation, or by its successors and assigns, it will execute and deliver, or cause to be executed and delivered in its name by its last acting officers, or by the corresponding officers of the Surviving Corporation, all such conveyances, assignments, transfers, deeds or other instruments, and will take or cause to be taken such further or other action as the Surviving Corporation, its successors or assigns may deem necessary or desirable, in order to evidence the transfer, vesting or devolution of any property right, privilege or franchise or to vest or perfect in or confirm to the Surviving Corporation, its successors and assigns, title to and possession of all the property, rights, privileges, powers, immunities, franchises and interests referred to in this Section 1 and otherwise to carry out the intent and purposes hereof.

Section 2. Capital Stock of the Surviving Corporation

      2.1 Stock of Subsidiary. Upon the merger becoming effective, the shares of capital stock of Subsidiary issued and outstanding immediately prior to the Effective Date shall thereupon be converted into and exchanged by the Holding Company for 100 shares of fully paid and nonassessable common stock of the Bank as the Surviving Corporation.

      2.2 Stock of the Bank. Upon the merger becoming effective, each and every share of common stock of the Bank issued and outstanding shall, by virtue of the merger and without any action on the part of the holders thereof, be exchanged for and converted into one share of fully paid and nonassessable common stock of the Holding Company, without par value.

      2.3 Exchange of Stock. Upon the merger becoming effective:

            a. at the time the merger becomes effective, the shareholders of record of the Bank shall be entitled to receive and shall be allocated one share of common stock of the Holding Company for each share of common stock of the Bank;

            b. the Holding Company shall issue the shares of its common stock which the shareholders of the Bank shall be entitled to receive; and

            c. each holder of a certificate representing shares of common stock of the Bank shall, upon presentation of such certificate for surrender to the Holding Company, be entitled to receive in exchange thereof, a certificate or certificates representing the number of shares of common stock of the Holding Company to which such holder shall be entitled. Until so surrendered, each outstanding certificate which prior to the merger represented shares of common stock of the Bank shall be deemed, for all corporate purposes, to evidence ownership of an equal number of shares of common stock of the Holding Company. On and after the Effective Date, each issued and outstanding share of common stock of the Bank shall represent one (1) share of common stock of the Holding Company. Such certificates may, but need not be, surrendered and exchanged by the holders thereof after the Effective Date, for new certificates representing the number of shares of common stock of the Holding Company to which the shareholders are entitled as set forth in this Agreement. Certificates evidencing ownership of shares of common stock of the Holding Company shall be issued to the holders of lost or destroyed shares of common stock of the Bank upon presentation to the Holding Company of such evidence of ownership and agreement of indemnity as the Holding Company may reasonably require.

      2.4 Stock Options. Upon and by reason of the merger becoming effective, the options to purchase shares of common stock of the Bank which have been granted by the Bank pursuant to the United Security Bank 1995 Stock Option Plan shall be deemed to be options granted by the Holding Company and the obligations of the Bank with respect thereto shall be assumed by the Holding Company with the same terms and conditions, and each option to acquire one share of common stock of the Bank which is not exercised prior to the Effective Date, shall be deemed to be an option to acquire one share of common stock of the Holding Company.

Section 3. Approvals

      3.1 Shareholder Approval. This Agreement shall be submitted to the shareholders of the Bank and Subsidiary for ratification and approval in accordance with the applicable provisions of law.

      3.2 Regulatory Approvals. The parties shall obtain the waivers, consents and approvals of all regulatory authorities as required by law for consummation of the merger and plan of reorganization on the terms herein provided, including, without being limited to, those consents and approvals referred to in Paragraph 4.1b.

Section 4. Conditions Precedent, Termination and Payment of Expenses

      4.1 Conditions Precedent to the Merger. Consummation of the merger is conditioned upon:

            a. ratification and approval of this Agreement by the shareholders of the Bank and Subsidiary, as required by law;

            b. obtaining all other consents and approvals, and satisfaction of all other requirements prescribed by law which are necessary for consummation of the merger, including, but not limited to, approval of the FDIC if required, approval of the CDFI, approval of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, and any required action under the Securities Act of 1933 with respect to the securities of the Holding Company issuable upon consummation of the merger;

            c. obtaining all consents or approvals, governmental or otherwise, which are or, in the opinion of counsel for the Bank may be, necessary to permit or enable the Surviving Corporation, upon and after the merger, to conduct all or any part of the business and activities of the Bank up to the time of the merger, in the manner in which such activities and business are then conducted;

            d. the Bank's obtaining for the Holding Company, prior to the Closing Date, a letter, in form and substance satisfactory to the Holding Company's legal counsel, signed by each person who is an "affiliate" of the Bank for purposes of Rule 145 of the Securities and Exchange Commission to the effect that (i) such person will not dispose of any shares of common stock of the Holding Company to be received pursuant to the reorganization and merger, in violation of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission promulgated thereunder, or in any event prior to such time as financial results covering at least 30 days of post-merger combined operations have been published, and (ii) such person consents to the placing of a legend on the certificate(s) evidencing such shares referring to the issuance of such shares in a transaction to which Rule 145 is applicable and to the giving of stop-transfer instructions to the Holding Company's transfer agent with respect to such certificate(s);

            e. for the benefit of the Bank and unless waived, the Holding Company shall have received an opinion from a law firm or tax accounting firm, in form and substance satisfactory to both the Bank and the Holding Company, to the effect that: the merger of Subsidiary with and into the Bank and the exchange of shares of common stock of the Bank for shares of common stock of the Holding Company, as provided for herein, will be considered a reorganization within the meaning of Section 368(a)(1)(A) of the Code; no gain or loss will be recognized by the Bank pursuant to consummation of the merger; and no gain or loss will be recognized by the shareholders of the Bank upon the exchange of their shares of common stock of the Bank for shares of common stock of the Holding Company, as provided for herein; and

            f. performance by each party hereto of all of its obligations hereunder to be performed prior to the merger becoming effective.

      4.2 Termination of the Merger. If any condition in Paragraph 4.1 has not been fulfilled, or, if in the opinion of a majority of the Board of Directors of any of the parties:

            a. any action, suit, proceeding or claim has been instituted, made or threatened relating to the proposed merger which makes consummation of the merger inadvisable; or

            b. for any other reason consummation of the merger is inadvisable;

then this Agreement may be terminated at any time before the merger becomes effective. Upon termination, this Agreement shall be void and of no further effect, and there shall be no liability by reason of this Agreement or the termination thereof on the part of the parties or their respective directors, officers, employees, agents or shareholders, except as provided in Section 4.3 hereof.

      4.3 Expenses of the Merger. Subject to applicable federal laws and regulations, each party shall bear its own expenses of the merger, including filing fees, printing costs, mailing costs, accountants' fees and legal fees.

Section 5. Miscellaneous

      5.1 Assignment. Neither party shall have the right to assign its rights or obligations under this Agreement.

      5.2 Execution. This Agreement may be executed in counterparts, each of which when so executed shall be deemed an original and such counterparts shall together constitute one and the same instrument.

      5.3 Governing Law. This Agreement is made and entered into in the State of California, and the laws of said State shall govern the validity and interpretation hereof.

      5.4 Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the plan of reorganization and merger and supersedes all prior arrangements or understandings with respect thereto.

      IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

                                        UNITED SECURITY BANK

                                        By:
                                            ------------------------------------
                                        Its: President
                                             -----------------------------------

                                        By:
                                            ------------------------------------
                                        Its: Secretary
                                             -----------------------------------


                                        USB MERGER COMPANY

                                        By:
                                            ------------------------------------
                                        Its:  President and Secretary
                                             -----------------------------------


                                        UNITED SECURITY BANCSHARES

                                        By:
                                            ------------------------------------
                                        Its: President
                                             -----------------------------------

                                        By:
                                            ------------------------------------
                                        Its: Secretary
                                             -----------------------------------

Exhibit B
                             Audit Committee Charter
                              United Security Bank

Membership

The Audit Committee will be composed of not less than three members of the board. They will be selected by the board, taking into account prior experience in matters to be considered by the committee, probable availability at times required for consideration of these matters, and their individual independence and objectivity.

The committee membership will meet the requirements of the of the audit committee policy of the Nasdaq. Accordingly, all of the members will be directors independent of management and free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment as a committee member.

No officer or employees of the company or its subsidiaries will server on the committee. A former officer of the company or any of its subsidiaries may serve on the committee (even though the former officer may be receiving pension or deferred compensation payments from the company) if, in the opinion of the board of directors, the former officer will exercise independent judgment and will materially assist the committee's function. However, a majority of the committee will be directors who were not formerly officers of the company or any of its subsidiaries.

In considering relationships that might affect independence, including possible affiliate status, the board of directors will give appropriate consideration to guidelines issued by NASDAQ as supplementary material to its audit committee policy, which were provided to assist boards of directors in observing the spirit of the policy.

Actions of the Committee

The activities of the committee may result in the following types of actions.

a. Those in the which the committee will inform the board that action has been taken in the board's interest and does not require prior board approval.

      1. Review and approve the scope of the annual audit for the company and it's subsidiaries recommended jointly by the independent CPA's and the president.

      2. Review and approve the scope of the company's annual profit and pension trusts audits.

      3. When requested by the chairperson of the board during an annual shareholders' meeting, the committee chairperson will answer questions raised by a shareholder on matters relating to the committees activities.

      4. Request the president to have the internal audit staff study a particular area of interest or concern.

b. Those which the committee will review and study and then recommend action by the board.

      1.    Appoint independent public accountants.

      2.    Review major accounting policy changes before implementation.

      3. Review SEC registration statements before signature by other board members.

      4. Review annual audit reports and the content of proposed published reports.

c. Those which the committee will review and study and provide summary information reports to the board when appropriate.

      1. Review trends in accounting policy changes proposed or adopted by organizations such as the Financial Accounting Standards Board
            (FASB), The Securities and Exchange Commission (SEC), and the American Institute of Certified Public Accountants (AICPA) or by comparable bodies outside the United States.

      2. Interview independent CPA's for review and analysis of strengths and weaknesses of the company's financial staff, systems, adequacy of controls, and other factors which might be pertinent to the integrity of published financial reports.

      3. Participate in financial review preceding publication of quarterly reports.

      4. Review administration of the company's "conflict of interest" policy.

      5. Review the performance of management and operating personnel under the company's code of ethics.

      6. Review insurance programs from the standpoint of gaps and exposure as well as fraud.

      7. Review reports on the company or its subsidiaries by agencies of governments in countries where the company or its subsidiaries operate.

      8. Review periodic SEC filings by the company and assure that adequate programs and procedures exist to comply with SEC regulations and regulations of securities exchanges such as Nasdaq.

                                     PART II

Item 20. Indemnification of Directors and Officers

The Articles of Incorporation and Bylaws of United Security Bancshares ("Registrant") provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law including the use of an indemnity agreement. Registrant's Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: (i) amounts paid in settling or otherwise disposing of a pending action without court approval; (ii) expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; (iii) matters in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified; or (iv) other matters specified in the California General Corporation Law.

Registrant's Bylaws provide that Registrant shall to the maximum extent permitted by law have the power to indemnify its directors, officers and employees. Registrant's Bylaws also provide that Registrant shall have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Registrant would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of Registrant's Bylaws.

Item 21. Exhibits
-------- --------

2. Agreement and Plan of Reorganization and Merger by and between Registrant, USB Merger Company and United Security Bank dated as of April __, 2001 attached as Exhibit A to the proxy statement-prospectus contained in Part I of this Registration Statement

3.1         Articles of Incorporation of Registrant

3.2         Bylaws of Registrant

4. Specimen form of certificate for United Security Bancshares common stock

5.          Opinion re: legality

10.1        Executive Salary Continuation Agreement for Dennis Woods

10.2        Change in Control Agreement for Dennis Woods

10.3        Executive Salary Continuation Agreement for Kenneth Donahue

-------- --------------------

10.4        Change in Control Agreement for Kenneth Donahue

10.5        Executive Salary Continuation Agreement for David Eytcheson

10.6        Change in Control Agreement for David Eytcheson

10.7        Executive Salary Continuation Agreement for Rhodlee Braa

10.8        Change in Control Agreement for Rhodlee Braa

10.9        Stock Option Agreement for Dennis Woods dated June 16, 1996

10.10       Stock Option Agreement for Dennis Woods dated July 21, 1997

10.11       Stock Option Agreement for Kenneth Donahue dated July 21, 1997

10.12       Stock Option Agreement for David Eytcheson dated July 21, 1997

10.13       Stock Option Agreement for Rhodlee Braa dated October 10, 1995

10.14       Stock Option Agreement for Rhodlee Braa dated July 21, 1997

10.15 United Security Bank 1995 Stock Option Plan and form of incentive stock option and nonqualified stock option agreements.

13. United Security Bank's Annual Report to shareholders for 2000. No portion of such annual report is incorporated by reference in the proxy statement/prospectus and is provided for information purposes only.

21. Sole Subsidiary of the Registrant is USB Merger Company, a California corporation.

23.1        Consent of Counsel is included with the opinion re: legality as
            Exhibit 5 to this Registration Statement.

99. Form of proxy to be utilized in connection with United Security Bank's annual meeting.

Item 28. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus with is part of the registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fresno, California, on April 3, 2001.

                                        United Security Bancshares

                                        /s/ Dennis R. Woods
                                        ----------------------------------------
                                        Dennis R. Woods, President & CEO

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


 /s/ Dennis R. Woods        , Chairman and Principal               April 3, 2001
----------------------------  Executive Officer
Dennis R. Woods


 /s/ William J. Asbury      , Director                             April 3, 2001
----------------------------
William J. Asbury, D.D.S.


 /s/ Robert G. Bitter       , Director and Secretary               April 3, 2001
----------------------------
Robert G. Bitter, Pharm. D.


 /s/ Stanley J. Cavalla     , Director                             April 3, 2001
----------------------------
Stanley J. Cavalla


 /s/ Tom Ellithorpe         , Director                             April 3, 2001
----------------------------
Tom Ellithorpe


 /s/ Ronnie D. Miller       , Vice Chairman                        April 3, 2001
----------------------------
Ronnie D. Miller

 /s/ Mike Munoz, Jr.        , Director                             April 3, 2001
----------------------------
Mike Munoz, Jr.


 /s/ Walter Reinhard        , Director                             April 3, 2001
----------------------------
Walter Reinhard


 /s John Terzian            , Director                             April 3, 2001
----------------------------
John Terzian


 /s/ Bobbi Thomason         , Director                             April 3, 2001
----------------------------
Bobbi Thomason


                            , Director                             ______, 2001
----------------------------
Evan Weeth


 /s/ Kenneth L. Donahue     , Principal Accounting &               April 3, 2001
----------------------------  Financial Officer
Kenneth L. Donahue

                                  Exhibit Index

Exhibit
  No.                               Description
-------     --------------------------------------------------------------------

3.1         Articles of Incorporation of Registrant

3.2         Bylaws of Registrant

4. Specimen form of certificate for United Security Bancshares common stock

5.          Opinion re: legality

10.1        Executive Salary Continuation Agreement for Dennis Woods

10.2        Change in Control Agreement for Dennis Woods

10.3        Executive Salary Continuation Agreement for Kenneth Donahue

10.4        Change in Control Agreement for Kenneth Donahue

10.5        Executive Salary Continuation Agreement for David Eytcheson

10.6        Change in Control Agreement for David Eytcheson

10.7        Executive Salary Continuation Agreement for Rhodlee Braa

10.8        Change in Control Agreement for Rhodlee Braa

10.9        Stock Option Agreement for Dennis Woods dated June 16, 1996

10.10       Stock Option Agreement for Dennis Woods dated July 21, 1997

10.11       Stock Option Agreement for Kenneth Donahue dated July 21, 1997

10.12       Stock Option Agreement for David Eytcheson dated July 21, 1997

10.13       Stock Option Agreement for Rhodlee Braa dated October 10, 1995

10.14       Stock Option Agreement for Rhodlee Braa dated July 21, 1997

10.15 United Security Bank 1995 Stock Option Plan and form of incentive stock option and nonqualified stock option agreements.

13.         United Security Bank's Annual Report to shareholders for 2000

99. Form of proxy to be utilized in connection with United Security Bank's annual meeting